FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RECORD SAFETY YEAR.
PRODUCTION AND COST BEAT GUIDANCE FOR
THE QUARTER.
JOHANNESBURG. 6 August 2009, Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of profits and losses of associates after taxation for the June 2009 quarter of R949 million, compared with normalised earnings of R1,369 million and R943 million for the March 2009 and the December 2008 quarters respectively. In US dollar terms normalised earnings for the June 2009 quarter were US$109 million, compared with of US$146 million and US$123 million for the March 2009 and the December 2008 quarters respectively.
June 2009 quarter salient features:
·  Attributable gold production increased by 4 per cent to 906,000 ounces;
·  Total cash costs decreased 6 per cent from R150,301 per kilogram (US$471 per ounce) to R140,916 per kilogram (US$512 per ounce);
·  Notional cash expenditure decreased 5 per cent from R213,403 per kilogram (US$668 per ounce) to
   R203,042 per kilogram (US$738 per ounce);
·  Commenced construction of Athena, the fourth underground mine at St Ives, in July.
·  Offer post quarter end to be made for Glencar which owns the Komana project in Mali. 29.9 per cent acquired to date;
·  The 19.9 per cent stake in Sino Gold sold for a consideration of US$282 million and closed in July;
·  Net debt declines from R7.7 billion to R6.1 billion.
A final dividend of 80 SA cents per share is payable on 31 August 2009, giving a total dividend for financial 2009 of 110 SA cents per share.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“The final quarter of F2009 was the third
consecutive quarter of strong and improved
operational performance for Gold Fields against
our strategic objectives of delivering a step change
in our safety performance; increasing our
production base; and maintaining rigorous cost
control aimed at improving the generation of free
cash flow.
F2009 has, by a considerable margin, been the
best safety year in the history of Gold Fields.
Never the less, I regret to report eight fatal injuries
for the quarter. Seven of these were seismically
related and occurred in a two-week period late in
the quarter, when a wave of seismicity struck the
West Wits region.
These accidents bring the total number of fatalities
for F2009 to 21, compared with 47 during F2008,
which represents a 55 per cent improvement year
on year.
I deeply regret this loss of life and it remains my
personal objective, and that of every person in
Gold Fields, to eliminate all serious and fatal
accidents on our mines, and not to mine if we
cannot mine safely. While this is a profound
commitment to make in an industry characterised
by high levels of risk, particularly in the seismically
active deep level mining environment in South
Africa, it is a moral and commercial imperative for
the sustainability of our industry.
Despite the impact of the unusual incidence of
seismicity which affected the production of both
Kloof and Driefontein, Gold Fields had a strong
quarter, beating guidance and increasing
production by 4 per cent over Q3F2009. This
brings our total increase in production over the last
three quarters to approximately 15 per cent.
Particularly pleasing has been the improvements at
Beatrix and Tarkwa which increased production by
29 and 8 per cent respectively. Both of these
mines have now largely resolved the issues that
affected production in previous quarters, and
Tarkwa should increase production further in the
September quarter. Cerro Corona also had a
particularly strong quarter on the back of improved
production and a stronger copper price, increasing
production on an equivalent ounce basis by
approximately 37 per cent.
As a consequence of the stronger rand, our
operating margin decreased from 47 per cent to 43
per cent. However, we continued to generate
positive free cash flow on the back of increased
production and good cost management.
We have decided to write down the investment in
Rusoro to its market value at year end notwith-
standing our view that its inherent value is
significantly greater than its current market value.
This is the main contributing factor towards the net
loss during the quarter.
During F2010 we will remain focused on improving
our safety performance; increasing our focus on
our people; and continue the increasing production
trend.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR88.35 – ZAR111.90
- at end June 2009
704,749,849
Average Volume - Quarter
2,892,541 shares / day
- average for the quarter
704,571,069
NYSE – (GFI)
Free Float
100%
Range - Quarter
US$10.09 – US$13.72
ADR Ratio
1:1
Average Volume - Quarter
5,725,149 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS Q4F2009
Health and safety
We regret to report that there were 8 fatal accidents for the quarter at the South African operations. The fatal injury frequency rate regressed from 0.11 to 0.20 during the quarter. An improvement in the lost day injury frequency rate of 4.78 to 3.48 was achieved and the serious injury frequency rate reduced from 2.65 to 2.04.
The total number of fatalities decreased from 47 in financial 2008 to 21 in financial 2009, an improvement of 55 per cent year on year.
Financial 2009 has been the best safety year in the history of Gold
Fields.
The fatal injury frequency rate has improved from 0.29 in financial 2008 to 0.13 in financial 2009, the lost day injury frequency rate has improved from 7.57 to 4.35 and the serious injury frequency rate has improved from 4.03 to 2.52.
To maintain the gains achieved in the safety performance on the operations, an initiative entitled “Safe production management” is in the process of being rolled out to address safety systems, leadership behavior and communication at the South African operations. The Gold
Fields Group remains committed to eliminate fatalities, serious and lost day injuries and no disabling health incidents.
Financial review
Quarter ended 30 June 2009 compared with
quarter ended 31 March 2009
Revenue
Attributable gold production for the June 2009 quarter amounted to
906,000 ounces compared with 871,000 ounces in the March quarter, an increase of 4 per cent. At the South African operations, production increased by 2 per cent from 517,000 ounces to 529,000 ounces.
Attributable gold production at the international operations increased by
6 per cent from 354,000 ounces to 377,000 ounces.
At the South African operations gold production in the June quarter at
Beatrix increased by 29 per cent due to improved mining volumes and improved quality factors. At South Deep gold production increased by
8 per cent due to increased tonnage and grade. Gold production at
Kloof decreased by 7 per cent compared with the March quarter largely due to safety related stoppages. At Driefontein gold production decreased marginally.
At the international operations managed gold production at Tarkwa increased by 8 per cent as a result of the new CIL plant moving towards delivering consistent nameplate production. At Damang, gold
production increased by 2 per cent due to an improvement in yield.
Agnew’s gold production decreased by 9 per cent as anticipated due to lower volumes processed and the planned 12 day plant shutdown.
Cerro Corona produced 83,900 equivalent ounces and sold 86,900 equivalent ounces, which is 37 per cent and 33 per cent higher than the previous quarter respectively.
SOUTH AFRICAN RAND
Salient features
UNITED STATES DOLLARS
Year ended
Quarter
Quarter                            Year ended
June
2008
June
2009
June
2008
March
2009
June
2009
June
2009
March
2009
June
2008
June
2009
June
2008
113,154
106,186
26,896       27,105
28,171   kg
Gold produced*
oz (000)
906
871          865          3,414
3,638
111,315
149,398
125,359      150,301
140,916   R/kg              Total cash cost                 $/oz
512
471          502             516
476
186,088
221,153
217,065      213,403
203,042   R/kg
Notional cash
expenditure
$/oz
738
668          869             763
796
49,615
52,907
12,259       13,278
13,581   000                   Tons milled                   000
13,581
13,278      12,259         52,907
49,615
190,623
253,459
223,568      289,095
253,162   R/kg                    Revenue                   $/oz
920
906          895             875
816
280
337
306           344
331   R/ton             Operating costs              $/ton
39
35            39              37
38
9,041
11,463
2,721         3,986
3,338   Rm                Operating profit                 $m
385
416          355          1,272
1,244
39
39
42             47
43   %                 Operating margin                  %
43
47            42               39
39
4,458
1,536
843         1,307
(293)   Rm
Net (loss)/earnings
$m
(29)
140           105            171
613
683
229
129            195
(46)   SA c.p.s.
US c.p.s.
(5)
21            16               25
94
2,992
2,890
881         1,512
855   Rm
Headline earnings
$m
98
163           111            321
412
459
431
135            225
126   SA c.p.s.
US c.p.s.
15
24            17              48
63
2,939
2,981
943         1,369
949   Rm
Net earnings excluding
gains and losses on
foreign exchange,
financial instruments,
exceptional items and
share of profit/(loss) of
associates after
taxation
$m
109
146           123            331
404
450
445
144           204
140   SA c.p.s.
US c.p.s.
16
21            19               49
62
* Attributable – All companies wholly owned except for Ghana (71.1%) and Cerro Corona (80.7%).
Forward Looking Statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights;
changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

GOLD FIELDS RESULTS Q4F2009 I 2
The average quarterly US dollar gold price achieved increased 2 per cent from US$906 per ounce in the March quarter to US$920 per ounce in the June quarter. The average rand/US dollar exchange rate at
R8.56 strengthened 14 per cent compared with the R9.93 achieved in the March quarter. As a result of the above factors the rand gold price reduced from R289,095 per kilogram to R253,162 per kilogram, a 12 per cent decrease. The Australian dollar gold price decreased from
A$1,378 per ounce to A$1,215 per ounce. This was due to the
Australian dollar which strengthened against the United States dollar from 0.66 in the March quarter to 0.76 in the June quarter partially offset by the increase in the US dollar gold price.
The decrease in the rand gold price achieved, partially offset by the increase in production, resulted in revenue decreasing by 9 per cent from R8,510 million in the March quarter to R7,779 million in the June quarter. In dollar terms revenue increased by 4 per cent from US$869 million in the March quarter to US$902 million in the June quarter.
Operating costs
Operating costs decreased by 2 per cent despite a 5 per cent increase in production, from R4,567 million in the March quarter to R4,492 million in the June quarter due to the effect of translating costs at the international operations into rand at the stronger exchange rate. In dollar terms costs increased by 14 per cent from US$457 million in the
March quarter to US$523 million in the June quarter. Total cash cost decreased by 6 per cent in rand terms from R150,301 per kilogram in the March quarter to R140,916 per kilogram in the June quarter, but increased by 9 per cent in dollar terms from US$471 per ounce in the
March quarter to US$512 per ounce in the June quarter.
At the South African operations, operating costs increased by 3 per cent from R2,434 million (US$243 million) to R2,508 million (US$292 million). This increase was mainly due to an increase in overtime and additional voluntary shifts worked to negate the production lost due to the public holidays in the quarter. Total cash cost at the South African operations increased by 1 per cent from R143,340 per kilogram
(US$449 per ounce) to R145,145 per kilogram (US$527 per ounce).
At the international operations, including gold-in-process movements, operating costs in the June quarter increased by 7 per cent from
US$210 million (R2,090 million) in the March quarter to US$225 million
(R1,984 million) in the June quarter. This was mainly due to the increase in production with Cerro Corona increasing mining and processing volumes and Tarkwa increasing volumes at the new CIL plant and additional ball mill grinding media consumption. At St Ives, the increased costs were mainly due to a 20 per cent increase in tons mined, mainly waste. Total cash cost at the international operations decreased marginally from US$497 per ounce in the March quarter to
US$494 per ounce in the June quarter.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and admin) plus capital expenditure, which includes
brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 16 of this report. The objective is to provide the all-in costs for the Group, and for each operation. The NCE per ounce is an important measure, as it
determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.
The NCE for the Group for the June quarter amounted to R203,042 per kilogram (US$738 per ounce) compared with R213,403 per kilogram
(US$668 per ounce) in the March quarter.
At the South African operations the NCE increased from R206,570 per kilogram (US$647 per ounce) in the March quarter to R216,891 per kilogram (US$788 per ounce) in the June quarter. At the international operations the NCE decreased quarter on quarter from US$694 per ounce to US$679 per ounce.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 16 per cent decrease in operating profit from R3,986 million (US$416 million) in the March quarter to R3,338 million (US$385 million) in the June quarter. The
Group operating margin was 43 per cent compared with 47 per cent in the March quarter. The margin at the South African operations decreased from 48 per cent to 39 per cent, while the margin at the international operations increased from 46 per cent to 47 per cent.
Amortisation
Amortisation decreased from R1,141 million (US$115 million) in the
March quarter to R1,067 million (US$124 million) in the June quarter.
At the South African operations amortisation increased from R521 million (US$52 million) to R573 million (US$66 million) in line with the increased production at Beatrix and South Deep. At the international operations, amortisation decreased by 23 per cent from US$59 million
(R583 million) to US$54 million (R461 million). This was mainly due to a once-off decrease at Tarkwa due to a reclassification of assets at the
CIL plant and a reduction at St Ives due to lower mining volumes from
Belleisle.
Other
Net interest paid at R171 million (US$20 million) was similar to the
March quarter. In the June quarter interest paid of R246 million (US$29 million) was partly offset by interest received of R58 million (US$7 million) and interest capitalised of R17 million (US$2 million). This compares with interest paid of R260 million (US$26 million) partly offset by interest received of R79 million (US$8 million) and interest capitalised of R17 million (US$2 million) in the March quarter.
The share of loss of associates after taxation of R12 million (US$2 million) in the June quarter compares with the share of profit of R21 million (US$3 million) in the March quarter. The loss relates to equity accounted losses incurred at Rand Refinery of R19 million partly offset by equity accounted gains incurred in Rusoro Mining Limited (Rusoro)
of R7 million. The gain In the March quarter related to equity accounted gains at Rand Refinery. The loss on foreign exchange of
R76 million (US$8 million) in the June quarter compares with a gain of
R129 million (US$14 million) in the March quarter. The loss in the June quarter is mainly due to translation of balances on offshore accounts at a stronger rand exchange rate. The gain in the March quarter related to exchange gains realised on the repayment of Australian dollar denominated intercompany loans.
The gain on financial instruments of R71 million (US$8 million) in the
June quarter compares with a loss of R5 million (US$nil million) in the
March quarter. The gain in the June quarter comprises realised gains due to the close out of the United States dollar/South African rand and
United States dollar/Australian dollar denominated forward sales amounting to R54 million and R20 million respectively. Refer to page
15 for more detail. The loss in the March quarter was due to marked to market losses on the balance of the diesel hedges in Ghana and
Australia.
Share based payments amounted to R20 million (US$3 million) in the
June quarter, which was R75 million less than the March quarter due to a re-evaluation of forfeiture allowances during the quarter, for the year as a whole.
Other costs increased from R41 million (US$4 million) in the March quarter to R126 million (US$14 million) in the June quarter, mainly due to restructuring cost at our training academy, new loan facility charges, and research and development into mechanised mining.
Exploration
Exploration expenditure increased from R134 million (US$14 million) in the March quarter to R171 million (US$20 million) in the June quarter due to increased drilling activity in Peru and Kyrgyzstan on advanced exploration projects. Refer to the Exploration and Corporate
Development section for more detail.
Exceptional items
The exceptional loss in the June quarter amounted to R1,252 million
(US$139 million) which was mainly due to the impairment of certain listed investments of R1,210 million (US$134 million) and voluntary severance packages paid at the South African operations of R103 million (US$12 million), partly offset by a profit on the sale of IAMGold shares of R65 million (US$8 million). The impairment charge is made up of R1.1 billion (US$118 million) for Rusoro in terms of the applicable accounting standard and a write-down of sundry offshore exploration investments of R0.1 billion (US$16 million). However, management’s view of the investment in Rusoro is that its inherent value is significantly greater than its current market value. The loss of R203 million (US$23 million) in the March quarter was mainly due to a loss Gold Fields made when it exchanged its Orezone shares for IAMGold shares. This resulted from the conclusion of an offer by IAMGold to all the shareholders of Orezone to exchange their shares in Orezone for shares in IAMGold.
Taxation
Taxation for the quarter amounted to R657 million (US$76 million)
compared with R943 million (US$99 million) in the March quarter, in line with the decrease in operating profit. The tax expense includes normal and deferred taxation at all operations, together with government royalties at the international operations.

3 I GOLD FIELDS RESULTS Q4F2009
Earnings
Net loss attributable to ordinary shareholders amounted to R293 million
(US$29 million) or 46 SA cents per share (US$0.05 per share), compared with R1,307 million earnings (US$140 million) or 195 SA cents per share (US$0.21 per share) in the March quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments, the sale of investments and discontinued operations, amounted to R855 million (US$99 million) or 126 SA cents per share
(US$0.15 per share), compared with earnings of R1,512 million
(US$163 million) or 225 SA cents per share (US$0.24 per share) in the
March quarter.
Earnings excluding exceptional items as well as net gains and losses on foreign exchange, financial instruments and profit/(losses) of associates after taxation amounted to R949 million (US$109 million) or
140 SA cents per share (US$0.16 per share), compared with earnings of R1,369 million (US$146 million) or 204 SA cents per share (US$0.21 per share) reported in the March quarter.
Cash flow
Cash inflow from operating activities for the quarter amounted to
R2,282 million (US$265 million), compared with R2,947 million
(US$328 million) in the March quarter. This quarter on quarter decrease of R665 million (US$63 million) was due to the decrease in profit before tax and exceptional items of R780 million (US$69 million).
Capital expenditure increased from R1,701 million (US$166 million) in the March quarter to R1,791 million (US$209 million) in the June quarter.
At the South African operations capital expenditure increased from
R889 million (US$91 million) in the March quarter to R1,059 million
(US$122 million) in the June quarter. This increase was split more or less evenly between Driefontein, Beatrix and South Deep, mostly on cyanide code compliance, increased development and the build up at
South Deep. Expenditure on Ore Reserve Development (ORD) at
Driefontein, Kloof and Beatrix accounted for R134 million (US$16 million), R149 million (US$17 million) and R87 million (US$10 million)
respectively compared with expenditure at Driefontein of R119 million
(US$12 million), Kloof of R120 million (US$12 million), and Beatrix of
R72 million (US$7 million) in the March quarter.
At the international operations capital expenditure increased in dollar terms from US$76 million to US$80 million, but decreased in rand terms from R800 million to R669 million due to the stronger rand. In
Australia, at St Ives, capital expenditure increased by A$3 million due to extending the decline at Belleisle into Naiad and ore definition drilling at the Athena underground mine. At Damang, capital expenditure
increased due to expenditure on the primary crusher. This was partially offset by decreased capital expenditure (US$4 million) at Tarkwa.
Proceeds on the sale of investments reflects the sale of IAMGold shares of R282 million (US$33 million) compared with R200 million
(US$22 million) in the March quarter for the redemption of preference shares in a funding vehicle created as part of the Mvela transaction.
Net cash outflow from financing activities in the June quarter amounted to R274 million (US$52 million). Loans received in the June quarter amounted to R1.1 billion (US$134 million), mainly due to the issue of commercial paper to refinance some of the South African loans. The commercial paper market has more favourable interest rates compared with normal financing facilities. Loans repaid amounted to R1.4 billion
(US$182 million), mainly made up of a partial repayment of the split-
tenor revolving facility as well as repayment of a portion of the South
African loans.
Net cash inflow for the quarter at R430 million (US$28 million)
compares to a net cash inflow of R1,396 million (US$180 million) in the
March quarter. After accounting for a negative translation adjustment of R163 million (US$54 million positive), the cash balance at the end of
June was R2,804 million (US$348 million). The cash balance at the end of March was R2,537 million (US$265 million) a net increase of
R267 million (US$83 million) for the quarter.
Balance sheet (Investments and net debt)
Investments decreased from R5,704 million (US$713 million) at 30
June 2008 to R2,971 million (US$369 million) at 30 June 2009. This decrease was mainly due to an impairment of R1,066 million (US$118 million) on the investment in Rusoro which has been accounted for in the income statement, and a dilution loss realised on the Group’s holding in Rusoro, consequent upon a private placement by that company which has been accounted for in equity.
Net debt (long-term loans plus current portion of long-term loans less cash and deposits) decreased from R7,748 million (US$810 million) in the March quarter to R6,092 million (US$756 million) in the June quarter.
Detailed and operational review
South African operations
Cost and revenue optimisation initiatives
During financial 2008, the South African operations reviewed the suite of projects under Project 500 and identified the following for implementation over the next two to three years.
Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by an additional one metre per month to an average of at least eight metres per month by the end of financial 2010.
This should be achieved through the following key improvement initiatives:
drilling and blasting practices;
cleaning and sweeping practices;
mining cycle and training; and
improved pay face availability.
The planned increase in face advance targets will improve underground production, which will reflect in improved labour efficiencies, lower unit mining costs and improved revenue. Although an improvement in safety is clearly visible, improvement in quality volumes remains a challenge.
Project 2M
Project 2M is a technology initiative aimed at mechanizing all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix by the end of financial 2010.
South Deep is excluded as it is a fully mechanised mine. The aim of the project is to improve safety, productivity and increase reserve flexibility. The project targeted a mechanisation rate of 43 per cent of flat-end development by the end of financial 2009, reaching 100 per cent by 30 June 2010. Unit cost, equipment efficiency and labour productivity are improving as teams are gaining more experience with the mechanised equipment. Safety improvements to date are very encouraging.
Project 3M
Project 3M is a suite of projects focused on reducing energy and utilities consumption, work place absenteeism and surface (“above-
ground”) costs, including supply chain.
The energy and utilities projects, comprising power, diesel and the related consumption of air and water, target savings of R130 million per annum at current tariff levels by the end of financial 2010. This is to be achieved by way of a 10 per cent reduction in power consumption and a 20 per cent reduction in diesel without compromising any production opportunities; R70 million in financial 2009 and R60 million in financial
2010. These savings are against the baseline consumption for the financial 2008 and driven by various initiatives. Savings of R63 million were achieved in financial 2009. The average power consumed for the quarter was 535.2 Megawatts, compared with an Eskom base line of
602.3 Megawatts. The average diesel consumption for the quarter was
5 per cent lower than the baseline of 2.1 million litres.
The management of work place absenteeism project (“Unavailables project”) aims to reduce the impact on lost production and costs arising from work place absenteeism. This project aims to reduce work place absenteeism by 4 per cent by financial 2010, from the current 14 per cent. A target of 2 per cent in each of financial 2009 and 2010 was set.
A 2 per cent reduction was achieved in financial 2009 mainly due to reduced incidences of industrial action and more diligent labour management.
The above-ground cost project aims to reduce surface costs by at least
R100 million per annum. Various initiatives are in place.
Projects which reduced above ground cost were the following:
Shared services – savings for the quarter were R15 million (F2009:
R43 million). These savings were realised by optimization of process, labour, discounts received and inventory.
Training expenditure – a much more focused strategy to service our core business is in the process of being developed. Benefits of this re-aligned strategy will be realised in financial 2010.

GOLD FIELDS RESULTS Q4F2009 I 4
Hospital services – savings for the quarter were R12 million (F2009:
R15 million). These savings were realised by optimization of processes.
On the supply chain side the impact of the global economic crisis curtailed the rampant inflation recently experienced on various input commodities, with decreases in amongst others copper, steel, fuel and explosives.
During the June quarter approximately R15 million savings were achieved in contract price reductions from strategic sourcing and repairs and maintenance. This was mainly due to the continued
slowdown in demand and market price reduction in commodities such as steel, chemicals and explosives. The strengthening of the rand to the US dollar also resulted in savings on imported consumables such as grinding balls. Cumulative savings for the year amounted to R70 million.
Indications are that prices have bottomed out. A gradual upturn in pricing from the new baseline is expected during the next quarter, with input cost inflation filtering through in areas such as steel, fuel, copper, power and labour.
Project 4M
Project 4M initiative focuses on the Mine Health and Safety Council
(MHSC) milestones agreed to on 15 June 2003 by a tripartite health and safety summit comprising representatives from Government, organized Labour Unions and Associations, and mining companies.
The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.
In order to meet the Noise Induced Hearing Loss (NIHL) target the company is focusing on the noise at source. A target was set that no machine or piece of equipment may generate a noise level in excess of
110 dB (A) after December 2013. A number of action plans have been put in place to meet this target based on the highest potential exposure source. Progress is monitored quarterly.
Project 5M
Uranium Project
This project is focused on exploring the economic potential of re-
processing Gold Fields’ Witswatersrand South African tailings storage facilities (“TSF”) to recover uranium, gold and sulphur.
Surface drilling of the historical tailings resources was concluded in early March 2009 and evaluation activities completed in the middle of
April 2009. From the data generated during the drilling programme, a detailed resource and reclamation model was developed for the 13 historical TSFs. The total surface resource accounts for 499 million tons at 1.4 ton per cubic metre density. The in-situ uranium (U3O8)
and gold content amounts to 53.0 million pounds of uranium and 4.5 million ounces of gold respectively. Gold grades and uranium grades have average values of 0.3 grams per ton gold and 48 parts per million uranium for the total resource. Sulphur grades have an average resource grade of 0.50 per cent.
The metallurgical pre-feasibility study for the Driefontein Treatment
Operation (DTO) and the Historical Treatment Operation (HTO) has
been completed. Process requirements for the project include three primary concentrator facilities at three different locations (Driefontein 1 plant, South Deep and Driefontein central treatment plant) and a central downstream plant likely to be located at Driefontein 7 shaft to treat the respective concentrates. This process will also provide for the production of sulphuric acid in a pyritic sulphur burning roaster producing 1,200 tons of acid per day.
The concentrator plants will treat a total of 2.1 million tons per month.
The monthly production profile will be made up from tailings material generated from current horizons treated through the Driefontein, Kloof and South Deep metallurgical plants supplemented with 1.35 million tons of historical material reclaimed from the current and historical
TSF’s. The respective concentrate streams will be treated for uranium and gold extraction in a typical reverse leach configuration at a rate of
410,000 tons per month at the proposed 7 shaft plant.
The feasibility study for the project has commenced. The services from six engineering companies have been contracted to conduct the engineering and costing to feasibility estimate level and the majority of the feasibility study activities are expected to be completed by
December 2009. The feasibility study will be completed at an estimated cost of R108 million. This will assist in determining operating costs and capital expenditure requirements for the project.
International operations
Integrated continuous improvement initiatives and
strategic sourcing / contract benefits achieved
Continued cost savings from contracted rise-and-fall mechanisms and efficiency optimization benefits were achieved across multiple initiatives during the June quarter. Consolidated total cost benefits of around
US$12 million were achieved for the International operations for the quarter. Cumulative total cost benefits for the year are approximately
US$38 million.
Australia
During the June quarter cost benefits of around A$5 million were realised through improvement initiatives in underground and surface mining contracts, surface drilling and ground support rate reductions and rebates on cement.
Ghana
Savings of around US$5 million were achieved during the June quarter, mainly due to lower power tariffs and rise-and-fall reductions in explosives.
Peru
Contracted cost savings of US$2 were achieved during the June quarter in various areas such as integrated supply chain, logistics and concentrate distribution.
South African operations
Driefontein
June
2009
March
2009
Gold produced
- kg
6,630
6,693
-
000’ozs
213.2
215.2
Yield  - underground
- g/t
7.6
7.1
- combined
- g/t
4.3
4.4
Total cash cost
- R/kg
129,397
122,680
-
US$/oz
470
384
Notional cash expenditure   - R/kg
183,529
168,729
-
US$/oz
667
529
Gold production decreased marginally from 6,693 kilograms (215,200 ounces) in the March quarter to 6,630 kilograms (213,200 ounces) in the June quarter due to a decrease in underground volumes.
Underground tonnage decreased from 868,000 tons in the March quarter to 794,000 tons in the June quarter mainly due to additional public holidays in the June quarter. Surface tonnage increased from
669,000 tons to 742,000 tons partially offsetting the effect of the public holidays. Underground yield increased from 7.1 grams per ton to 7.6 grams per ton for the quarter as in the March quarter 105,000 lower grade underground tons from the stockpile accumulated for the
Christmas break were milled. Surface yield remained constant at 0.8 grams per ton in the June quarter.
Main development increased by 13 per cent for the quarter and on-reef development increased by 28 per cent, mainly as a result of the build-
up post the completion of the backlog secondary support programme.
The average development value increased from 791 centimetre grams per ton in the March quarter to 1,109 centimetre grams per ton in the
June quarter, primarily due to improved values at 1 shaft and 4 shaft.
Operating costs increased from R868 million (US$86 million) to R905 million (US$105 million). The increase in operating cost is mainly attributable to an increase in electricity supply cost due to winter tariffs.
Total cash cost increased 5 per cent in rand terms from R122,680 per kilogram to R129,397 per kilogram and increased 22 per cent in US dollar terms, from US$384 per ounce to US$470 per ounce.
Operating profit decreased 29 per cent from R1,080 million (US$112 million) in the March quarter to R764 million (US$89 million) in the June quarter mainly due to the 14 per cent lower Rand gold price received.
Capital expenditure increased from R262 million (US$26 million) to
R311 million (US$36 million). The increase was mainly due to increased expenditure on housing upgrades and capitalised ore reserve development.

5 I GOLD FIELDS RESULTS Q4F2009
Notional cash expenditure increased from R168,729 per kilogram
(US$529 per ounce) to R183,529 per kilogram (US$667 per ounce) due to the increase in operating cost and capital expenditure.
The forecast for the September quarter’s gold production is lower due to safety stoppages at the beginning of the quarter. Total cash cost is expected to increase due to the lower production, the annual wage increase and the electricity price increase and two months of higher winter tariffs. The increased capital expenditure is due to the uranium feasibility study, which is expected to cost approximately R100 million over the next six months, development on the extraction of the 4 shaft pillar and increased ore reserve development in line with the philosophy of increasing flexibility by opening up the ore body.
The estimate for the September quarter is as follows:
Gold produced – 6,300 kilograms (202,500 ounces)
Total cash costs* – R146,600 per kilogram (US$570 per ounce)
Capital expenditure* – R340 million (US$43 million)
Notional cash expenditure* – R207,500 per kilogram (US$810 per ounce)
* Based on an exchange rate of US$1 = R8.00.
Kloof
June
2009
March
2009
Gold produced - kg
5,004
5,406
- 000’ozs
160.9
173.8
Yield  - underground
- g/t
7.4
9.8
- combined - g/t
5.6
7.8
Total cash cost - R/kg
145,284
133,796
- US$/oz
528
419
Notional cash expenditure  - R/kg
201,459
182,612
- US$/oz
732
572
Gold production decreased by 7 per cent from 5,406 kilograms
(173,800 ounces) in the March quarter to 5,004 kilograms (160,900 ounces) in the June quarter. This decrease was largely due to work stoppages as a result of the three fatalities and seismicity during the quarter. The implementation of new stope support standards had a negative effect on the mine’s performance for the quarter. Although there was an increase in underground tonnage from 543,000 to
638,000, this was offset by a decrease in yield from 9.8 grams per ton to 7.4 grams per ton. The high yield in the March quarter was due to clean-ups of high grade underground historic accumulations in the
March quarter. The yield achieved in the June quarter is more representative of that expected going forward.
Total main development increased by 28 per cent for the quarter and on-reef development increased by 29 per cent. This improvement in performance was attributed to additional crews deployed from the backlog secondary support to the development sections as secondary support backlog is caught up, as well as the further easing of constraints imposed by the Main shaft repairs. The average
development value increased by 14 per cent to 1,932 centimetre grams per ton in the June quarter due to a higher VCR sampled at 2 sub vertical shaft.
Operating costs were similar to last quarter at R763 million, but increased in dollar terms from US$76 million in the March quarter to
US$89 million in the June quarter. The lower gold output resulted in a
9 per cent increase in total cash cost from R133,796 per kilogram to
R145,284 per kilogram.
Operating profit decreased from R794 million (US$83 million) in the
March quarter to R489 million (US$57 million) in the June quarter due to the decrease in gold production and the lower gold price.
Capital expenditure at R245 million (US$29 million) increased by 9 per cent compared with the previous quarter’s expenditure of R224 million
(US$22 million). This increase was mainly due to an increase in ore reserve development.
Notional cash expenditure increased by 10 per cent from R182,612 per kilogram to R201,459 per kilogram due to the lower gold production and higher capital expenditure.
Gold production is estimated to increase by only 4 per cent in the
September quarter due to safety stoppages at the beginning of the quarter and a fire between Main shaft and 4 shaft. Total cash cost per ounce should increase in the September quarter as a result of higher electricity tariffs and the annual increases. Capital expenditure is planned to increase to around R270 million (US$34 million) mainly due to the increase in ore reserve development and commencement of new projects, including the 69 line decline.
The estimate for the September quarter is as follows:
Gold produced – 5,200 kilograms (167,200 ounces)
Total cash cost* – R154,800 per kilogram (US$605 per ounce)
Capital expenditure* – R270 million (US$34 million)
Notional cash expenditure* – R214,000 per kilogram (US$835 per ounce)
* Based on an exchange rate of US$1 = R8.00.
Beatrix
June
2009
March
2009
Gold produced - kg
3,199
2,489
- 000’ozs
102.9
80.0
Yield                                -
g/t
4.1
4.0
Total cash cost - R/kg
157,862
193,532
- US$/oz
574
606
Notional cash expenditure   - R/kg
224,726
259,622
- US$/oz
817
813
Gold production at Beatrix increased by 28 per cent from 2,489 kilograms (80,000 ounces) in the March quarter to 3,199 kilograms
(102,900 ounces) in the June quarter. This is due to improved mining volumes and quality factors, resulting in an increase in tons milled from
629,000 tons to 774,000 tons. The yield increased from 4.0 grams per ton in the March quarter to 4.1 grams per ton for the June quarter, mainly as a result of a decrease in stope width and higher values mined.
Total main development increased by 11 per cent for the quarter from
7,251 metres to 8,065 metres. The main on-reef development
decreased from 1,765 metres to 1,476 metres and main off-reef metres increased from 5,485 metres to 6,590 metres. The average value of the main on-reef development increased from 819 centimetre grams per ton for the March quarter to 1,131 centimetre grams per ton for the
June quarter.
Operating costs increased by 4 per cent from R508 million (US$51 million) in the March quarter to R528 million (US$61 million) in the June quarter. The increase in costs was mainly due to additional overtime worked, incentives paid to employees for improved production, as well as an increase in electricity costs. Total cash cost decreased by 18 per cent from R193,532 per kilogram in the March quarter to R157,862 per kilogram in the June quarter.
Operating profit increased by 24 per cent from R213 million (US$21 million) in the March quarter to R272 million (US$32 million) in the June quarter mainly due to the increased production, partially offset by the lower rand gold price received.
Capital expenditure increased from R139 million (US$14 million) in the
March quarter to R191 million (US$22 million) in the June quarter mainly due to the procurement of additional mechanised equipment for flat end development and increased ore reserve development.
Notional cash expenditure decreased from R259,622 per kilogram
(US$813 per ounce) to R224,726 per kilogram (US$817 per ounce)
mainly due to the increased production.
Gold production is expected to be steady in the September quarter.
Costs in the September quarter will be affected by annual wage increases and the increase in electricity tariffs.
The estimate for the September quarter is as follows:
Gold produced – 3,200 kilograms (102,900 ounces)
Total cash cost* – R174,000 per kilogram (US$680 per ounce)
Capital expenditure* – R155 million (US$19 million)
Notional cash expenditure* – R230,600 per kilogram (US$900 per ounce)
* Based on an exchange rate of US$1 = R8.00.

GOLD FIELDS RESULTS Q4F2009 I 6
International operations
Ghana
Tarkwa
June
2009
March
2009
Gold produced
- 000’ozs
164.7
152.2
Yield - heap leach
- g/t
0.7
0.8
- CIL plant
- g/t
1.3
1.3
- combined
- g/t
1.0
0.9
Total cash cost
- US$/oz
481
503
Notional cash expenditure - US$/oz
684
778
Gold production increased by 8 percent from 152,200 ounces in the
March quarter to 164,700 ounces in the June quarter. The increase in gold production was driven primarily by the increase in CIL throughput.
Total tons mined, including capital stripping, decreased from 35.7 million tons to 31.6 million tons, due to reduced capital stripping. Ore mined increased from 5.2 million tons in the March quarter to 5.3 million tons in the June quarter and resulted in a build-up of run of mine stockpiles. The head grade of total ore mined was 1.13 grams per ton, the same as last quarter’s head grade. The strip ratio achieved was
5.01 against the March quarter’s 5.91.
Total feed to the North Heap Leach decreased from 2.84 million tons for the March quarter to 2.53 million tons in the June quarter as
110,000 tons of North Heap Leach course fraction feed was diverted to the CIL plant due to the unavailability of the CIL crusher. North Heap
Leach yield for the quarter
decreased to 0.7 grams per ton compared
with last quarter’s 0.8 grams per ton. The Heap Leach facilities produced 57,500 ounces, 20 per cent lower than the 71,800 ounces produced in the March quarter. The decline in ounces can be attributed to a slower release of GIP at the South Heap Leach, lower tons crushed at the North Heap Leach plant due to the diversion of feed to the CIL plant as highlighted above. This was partially offset by an increase in recoveries and a reduction in GIP at the North Heap Leach.
The total feed to the CIL plant was 2.63 million tons compared with 2.37 million tons in the March quarter. CIL yield was 1.3 grams per ton, the same as last quarter. The CIL plant produced 107,200 ounces in the
June quarter compared with 80,400 ounces in the March quarter.
Operating costs, including GIP movements, were US$4 million higher than the March quarter at US$80 million. Operating costs increased in line with the increased tons milled at the expanded plant which required additional ball mill grinding media to facilitate a step change in the ball mill power draw.
Operating profit at US$72 million (R623 million) in the June quarter compares with US$61 million (R594 million) in the March quarter.
Capital expenditure decreased from US$34 million (R364 million) to
US$31 million (R251 million) for
the quarter, with sustaining capital
expenditure on the CIL plant (US$9 million) and pre-stripping at the
Teberebie cutback (US$12 million) being the major items for the quarter.
Notional cash expenditure for the quarter was US$684 per ounce, compared with the previous quarter’s US$778 per ounce, reflecting the increased gold production and lower capital expenditure.
The estimated increase in gold production is due to increased production from the CIL plant expansion.
The estimate for the September quarter is as follows:
Gold produced – 175,000 ounces
Total cash cost – US$480 per ounce
Capital expenditure – US$40 million
Notional cash expenditure – US$745 per ounce.
* Based on an exchange rate of US$1 = R8.00.
Damang
June
2009
March
2009
Gold produced
- 000’ozs
53.4
52.5
Yield                                -
g/t
1.3
1.2
Total cash cost
- US$/oz
611
643
Notional cash expenditure - US$/oz
696
669
Gold production increased by 2 per cent from 52,500 ounces in the
March quarter to 53,400 ounces in the June quarter. This increase was due to a 3 per cent improvement in yield.
Total tons mined, including capital stripping decreased by 21 per cent from 4.8 million tons in March quarter to 3.8 million tons in June quarter. Ore mined increased from 1.05 million tons to 1.11 million tons and the overall strip ratio decreased from 3.59 to 2.38 mainly due to the
Damang pit cutback mining schedule.
Operating costs, including gold-in-process movements were unchanged at US$32 million. Although a decrease in power and fuel costs was realised, this was offset by mining more expensive Damang pit cutback ounces and increased mill consumable costs. Total cash cost
decreased from US$643 per ounce to US$611 per ounce reflecting the decreased mining activities and higher yield.
Operating profit for the June quarter amounted to US$17 million (R150 million) compared with US$16 million (R152 million) achieved in the
March quarter.
Capital expenditure increased from US$4 million (R37 million) to US$6 million (R51 million) for the quarter, with the majority of the expenditure on the primary crusher, exploration and implementation of SAP for all commercial systems on the mine.
Notional cash expenditure for the quarter was higher at US$696 per ounce compared with the previous quarter’s US$669 per ounce mainly as a result of the higher capital expenditure.
Gold production for the September quarter is expected to be marginally lower than the June quarter due to a planned mechanical plant shut down. Capital expenditure is expected to be higher due to planned exploration in line with the strategy to extend the life of mine.
The estimate for the September quarter is as follows:
Gold produced – 53,000 ounces
Total cash costs – US$620 per ounce
Capital expenditure – US$8 million
Notional cash expenditure – US$760 per ounce.
* Based on an exchange rate of US$1 = R8.00.
Peru
Cerro Corona
June
2009
March
2009
Gold produced
- 000’oz
40.5             31.8
Copper produced
- tons
9,300            8,000
Total equivalent gold produced - 000’ eq oz
83.9             61.4
Total equivalent gold sold
- 000’ eq oz
86.9             65.3
Yield
- gold
- g/t
0.8               0.7
- copper
- %
0.66             0.58
- combined
- g/t
1.8               1.3
Total cash cost
- US$/ eq oz
337               422
Notional cash expenditure
- US$/ eq oz
584               762
Gold price *
- US$/ oz
986               906
Copper price *
- US$/ t
4,581            3,357
* Used to calculate total equivalent gold produced
Gold produced increased by 18 per cent from 31,800 ounces in the
March quarter to 40,500 ounces in the June quarter. Copper produced increased by 16 per cent from 8,000 tons produced in the March quarter to 9,300 tons produced in the June quarter. During the June quarter concentrate with payable content of 39,600 ounces of gold was sold at an average gold price of US$913 per ounce and 9,500 tons of copper were sold at an average copper price of US$3,910 per ton, net of treatment and refining charges.

7 I GOLD FIELDS RESULTS Q4F2009
Total tons mined increased as planned from 2.52 million tons in the
March quarter to 3.78 million tons during the June quarter. Ore mined at 1.55 million tons was in line with that produced in the March quarter of 1.57 million tons. The increase in the strip ratio for the June quarter at 1.43, compared with the March quarter’s strip ratio of 0.61, was due to more waste tons being mined as part of a catch-up of the life to mine strip ratio, forecast at 0.7.
Ore processed increased from 1.43 million tons in the March quarter to
1.47 million tons in the June quarter, with concentrate production at
43,500 dry tons in the June quarter compared with 36,000 dry tons in the March quarter. Gold yield for the quarter was 0.8 grams per ton and copper yield was 0.66 per cent compared with 0.70 grams per ton and 0.58 per cent respectively in the March quarter. Copper produced was higher mainly due to an increase in recoveries to 81 per cent due to improved supergene, hypogene and mixed ore blending.
Operating costs including gold-in-process movements decreased from
US$31 million (R289 million) in the March quarter to US$29 million
(R251 million) in the June quarter and total cash cost was US$337 per equivalent ounce sold compared with US$422 per equivalent ounce sold in the March quarter.
Operating profit at US$53 million (R467 million) compared with US$32 million (R297 million) in the March quarter, reflecting the impact of higher production and metal prices, together with lower operating costs.
Capital expenditure increased marginally from US$19 million (R207 million) in the March quarter to US$20 million (R163 million) in the June quarter. During the current quarter US$15 million was spent on construction of the Las Aguilas Tailings Management Facility (TMF).
Notional cash expenditure for the June quarter at US$584 per equivalent ounce was lower than the previous quarter’s US$762 per equivalent ounce due to the increase in equivalent ounces produced.
The estimate for the September 2009 quarter is as follows:
Metals (gold and copper) produced – 80,000 equivalent ounces*
Gold produced – 31,400 ounces
Copper produced – 8,500 tons
Total cash cost* – US$390 per equivalent ounce
Capital expenditure – US$26 million
Notional cash expenditure* – US$710 per equivalent ounce
* Equivalent ounces are based on a gold price of US$900 per ounce and copper price of US$4,800 per ton.
Australia
St Ives
June
2009
March
2009
Gold produced
- 000’ozs
108.9
109.5
Yield - heap leach
- g/t
0.5
0.5
- milling
- g/t
2.5
2.7
- combined
- g/t
1.9
1.9
Total cash cost
- A$/oz
814
811
-
US$/oz
614
538
Notional cash expenditure - A$/oz
1,021
978
-
US$/oz
770
649
Gold production decreased marginally from 109,500 ounces in the
March quarter to 108,900 ounces in the June quarter.
Gold produced from the Lefroy mill decreased marginally from 100,100 ounces in the March quarter to 99,500 ounces in the June quarter due to a decline in head grade to the mill, partially offset by a drawdown of gold in circuit. Production from the heap leach was constant at 9,400 ounces.
At the open pit operations 1.7 million tons of ore were mined for the
June quarter compared with 1.4 million tons of ore mined in the March quarter. Grade decreased from 1.7 grams per ton to 1.5 grams per ton.
The decrease in grade was due to additional lower grade ore mined from the Agamemnon and Leviathan pits. The average strip ratio including capital waste was 3.2 in the June quarter, compared with 4.0 in the March quarter.
At the underground operations 326,000 tons of ore were mined at 4.9 grams per ton in the June quarter, compared with 322,000 tons of ore mined at 5.2 grams per ton in the March quarter. Increased production from the Argo and Cave Rocks mines compensated for reduced
production from Belleisle during the quarter.
Operating costs, including gold-in-process movements, increased from
A$84 million (R556 million) in the March quarter to A$88 million (R569 million) in the June quarter. The increase in costs was primarily due to an increase in mining volumes and a decrease in the GIP credit due to the drawdown of gold in circuit.
Operating profit decreased from A$66 million (R442 million) to A$43 million (R278 million) due to decreased gold revenue of A$19 million
(R151 million) due to the lower Australian gold price and the increases in operating cost. Total cash cost increased marginally to A$814 for the quarter.
Capital expenditure increased from A$18 million (R115 million) in the
March quarter to A$21 million (R131 million) in the June quarter. This was primarily due to costs incurred in extending the decline at Belleisle into Naiad, a new deposit, underground ore definition drilling at Athena and pre-stripping at the Agamemnon pit.
Notional cash expenditure increased from A$978 per ounce (US$649 per ounce) in the March quarter to A$1,021 per ounce (US$770 per ounce) in the June quarter due to the increase in operating costs and the additional capital costs incurred.
The forecast increase in capital expenditure is due to expenditure on a box-cut to access the new Athena underground mine, a power upgrade required for extending the Belleisle underground mine, pre-stripping of the Apollo pit and a cutback to the Agamemnon pit, annual tailings dam raise construction and accelerating exploration of the Athena complex.
The estimate for the September quarter is as follows:
Gold produced – 110,000 ounces
Total cash cost* – A$820 per ounce (US$660 per ounce)
Capital expenditure* – A$31 million (US$25 million)
Notional cash expenditure* – A$1,085 per ounce (US$870 per ounce)
* Based on A$1=US$0.80.
Agnew
June
2009
March
2009
Gold produced
- 000’ozs
45.2
49.5
Yield -
g/t
6.2
5.6
Total cash cost
- A$/oz
531
535
-
US$/oz
401
355
Notional cash expenditure - A$/oz
797
725
-
US$/oz
601
481
Gold production decreased 9 per cent from 49,500 ounces in the March quarter to 45,200 ounces in the June quarter, as expected. The decreased production reflects the scheduled twelve day maintenance shut down at the plant, enabling a number of projects to be completed.
This included re-machining the teeth of the girth gear on ball mill two and sending the trunion housing from ball mill one for refurbishment.
During this time further works were done on the cyanide code compliance, including a new concrete trash screen bunker and pipe racks. As a result of this maintenance programme, tons processed decreased from 277,000 tons in the March quarter to 228,000 tons in the June quarter, partially offset by an increase in yield from 5.6 grams per ton in the March quarter to 6.2 grams per ton in the June quarter because of an increase in higher grade Kim Lode ore processed.
Ore mined from underground increased by 4 per cent from 193,000 tons in the March quarter at a head grade of 7.7 grams per ton to
201,000 tons in the June quarter at a head grade of 7.8 grams per ton.
The increase was due to improved equipment availability and increased production from Main Lode. Decline and capital development
increased from 673 metres in the March quarter to 962 metres in the
June quarter. A decline to link Main Lode to Kim Lode commenced in the March quarter and is expected to be finished at the end of the
September quarter. This is expected to considerably improve haulage, logistics and ventilation going forward, and thereby reduce bottlenecks.
Operating costs, including gold-in-process movements, decreased 8 per cent from A$26 million (R171 million) in the March quarter to A$24 million (R154 million) in the June quarter. The decrease in operating cost was the result of a build-up of gold-in-process partially offset by increased underground volumes. Total cash cost per ounce was lower at A$531 per ounce (US$401 per ounce) in the June quarter compared with A$535 per ounce (US$355 per ounce) in the March quarter.

GOLD FIELDS RESULTS Q4F2009 I 8
Operating profit decreased 24 per cent from A$42 million (R276 million)
in the March quarter to A$32 million (R203 million) in the June quarter mainly due to decreased production exacerbated by the lower
Australian dollar gold price.
Capital expenditure was consistent with the prior quarter at A$12 million and included A$5 million on underground development at Kim and Main
Lode, A$4 million on exploration and the balance on mainly processing upgrades.
Notional cash expenditure increased from A$725 per ounce (US$481 per ounce) in the March quarter to A$797 per ounce (US$601 per ounce) in the June quarter. This increase was mainly due to the lower production.
Total cash cost is expected increase due to catch-up of paste fill during the quarter. Capital expenditure for the September quarter is expected to increase to A$17 million (US$14 million). This increase is due to increased expenditure on exploration, cyanide code compliance and the replacement of the carbon regeneration kiln.
The estimate for the September quarter is as follows:
Gold produced – 48,000 ounces
Total cash costs* – A$600 per ounce (US$480 per ounce)
Capital expenditure* – A$17 million (US$14 million)
Notional cash expenditure* – A$930 per ounce (US$745 per ounce)
* Based on A$1=US$0.80.
Capital and development projects
South Deep project
June
2009
March
2009
Gold produced
- kg
1,614
1,500
-
000’ozs
51.9
48.2
Yield - underground
- g/t
6.7
5.7
- combined
- g/t
3.8
4.4
Total cash cost
- R/kg
184,201
186,667
-
US$/oz
669
585
Notional cash expenditure - R/kg
386,245
373,733
-
US$/oz
1,403
1,171
Gold production at South Deep increased by 8 per cent from 1,500 kilograms (48,200 ounces) in the March quarter to 1,614 kilograms
(51,900 ounces) in the June quarter. Underground tonnage processed decreased slightly from 317,000 tons in the March quarter to 313,000 tons in the June quarter which included 87,000 waste tons in the June quarter and 62,000 waste tons in the March quarter. The underground reef yield increased from 5.7 grams per ton in the March quarter to 6.7 grams per ton in the June quarter. This was mainly due to an increase in tonnage and grade from the higher grade 95 3 West area. The combined yield reduced from 4.4 grams per ton in the March quarter to
3.8 grams per ton in the June quarter as a result of the increase of lower grade surface source tonnage processed from 25,000 tons in the
March quarter to 111,000 tons in the June quarter, arising from surface clean-up.
Development increased by 31 per cent for the June quarter from 1,596 metres to 2,091 metres. The new mine capital development in Phase
1, sub 95 level, increased by 80 per cent for the June quarter from 646 metres to 1,160 metres. Development in the current mine areas above
95 level decreased from 947 metres to 931 metres.
Operating costs, increased by 5 per cent from R296 million (US$30 million) in the March quarter to R312 million (US$36 million) in the June quarter. This was mainly due to the increase in total tons produced, additional support cost, increased maintenance and increased electricity costs due to winter tariffs. The total cash cost decreased by
1 per cent from R186,667 per kilogram (US$585 per ounce) in the
March quarter to R184,201 per kilogram (US$669 per ounce) in the
June quarter.
An operating profit of R92 million (US$11 million) was realised in the
June quarter compared with the March quarter’s operating profit of
R139 million (US$15 million). This was due to the lower gold price.
Capital expenditure increased by 17 per cent from R265 million (US$27 million) in the March quarter to R311 million (US$36 million) in the June quarter in line with the planned project build-up. The increased expenditure was mainly on development and mechanised equipment.
Notional cash expenditure increased by 3 per cent from R373,733 per kilogram (US$1,171 per ounce) to R386,245 per kilogram (US$1,403 per ounce) mainly due to the increase in capital expenditure.
South Deep will continue to focus on delivering the build-up to the planned development metres, the completion of the Twin shaft infrastructure, new tailings dam and delivery of increased gold production.
The estimate for the September quarter is as follows:
Gold produced – 1,900 kilograms (61,100 ounces)
Total cash cost* – R188,500 per kilogram (US$735 per ounce)
Capital expenditure* – R384 million (US$48 million)
Notional cash expenditure* – R399,500 per kilogram (US$1,555 per ounce)
* Based on an exchange rate of US$1 = R8.00.
Year ended 30 June 2009 compared with
year ended 30 June 2008
Group attributable gold production decreased by 6 per cent from 3.64 million ounces for the year ended June 2008 to 3.41 million ounces produced for the year ended June 2009.
At the South African operations gold production decreased from 2.42 million ounces to 2.04 million ounces. Driefontein’s gold production decreased by 11 per cent from 0.93 million ounces to 0.83 million ounces due to a decrease in volumes mined related largely to safety factors. At Kloof, gold production decreased by 22 per cent from 0.82 million ounces to 0.64 million ounces due to the Main shaft
refurbishment project and safety related mine stoppages. Beatrix’s gold production decreased by 11 per cent from 0.44 million ounces to
0.39 million ounces due to lower mining volumes, limited flexibility and lower than planned quality mining factors. South Deep’s gold production decreased by 25 per cent from 0.23 million ounces to 0.17 million ounces due to the termination of conventional VCR mining and the rehabilitation of the two main access ramps.
At the international operations total managed gold production increased from 1.46 million ounces for the year ended June 2008 to1.65 million ounces for the year ended June 2009. The main reason for this increase was the inclusion of 0.22 million equivalent ounces from Cerro
Corona not included in the previous year. Damang’s gold production increased by 3 per cent to 0.20 million ounces. St Ives increased by 3 per cent from 0.42 million ounces to 0.43 million ounces. This was mainly due to increased production at Argo and Cave Rocks. Tarkwa was 5 per cent down at 0.61 million ounces mainly due to
commissioning issues at the new CIL plant, which affected the whole plant. Production at Agnew decreased by 6 per cent to 0.19 million mainly due to the depletion of Songvang stockpiles.
Revenue increased by 26 per cent (increased 2 per cent in US dollar terms) from R23,010 million (US$3,165 million) to R29,087 million
(US$3,228 million). The 33 per cent higher average gold price at
R253,459 per kilogram (US$875 per ounce) compares with R190,623 per kilogram (US$816 per ounce) achieved for the year ended June
2008. The rand weakened from US$1 = R7.27 to US$1 = R9.01, or 24 per cent, while the rand/Australian dollar weakened by 2 per cent from
A$1 = R6.52 to R6.67.
Operating costs, including gold-in-process movements, increased from
R13,969 million to R17,624 million, or 26 per cent. In dollar terms operating costs increased by 2 per cent from US$1,922 million to
US$1,956 million. The increase in costs in rand terms was mainly due to the increases in electricity costs at the South African and Ghanaian operations, exchange rate movements of R724 million mainly due to the weaker rand and the inclusion of Cerro Corona (R779 million) not included in the previous year. Total cash cost for the Group in rand terms, increased from R111,315 per kilogram (US$476 per ounce) to
R149,398 per kilogram (US$516 per ounce) due to the above factors and the lower production.
At the South African operations operating costs increased by 14 per cent from R8,611 million (US$1,272 million) for the year ended June
2008 to R9,840 million (US$1,979 million) for the year ended June
2009. This was due to the above inflation annual wage increases, 25 per cent increase in electricity costs, and the increases in commodity prices, partially offset by the cost saving initiatives implemented during the year. Total cash costs at the South African operations increased from R109,117 per kilogram to R147,657 per kilogram as a result of the above.

9 I GOLD FIELDS RESULTS Q4F2009
At the international operations, operating costs including gold-in-
process movements increased from R5,358 million (US$737 million) for the year ended June 2008 to R7,784 million (US$864 million) for the year ended June 2009. R742 million (US$82 million) was as a result of the inclusion of Cerro Corona (not included in the previous year), while
R724 million was as a result of exchange rate movements. Added to this were the annual increases in salaries and consumables at all the international operations driven by the resource boom and at St Ives the increase in the net smelter royalty due to the higher Australian dollar gold price.
Operating profit increased from R9,041 million (US$1,244 million) to
R11,463 million (US$1,272 million). Profit before taxation and exceptional items was similar year on year at R5,554 million (US$616 million). The movement on exceptional items year on year was negative R2.6 billion (US$330 million) and includes:
i) a profit on the sale of Essakane of R1.4 billion (US$201 million) in financial 2008, and;
ii) a loss on the write down of our investment in Rusoro of R1.1 billion
(US$118 million) in financial 2009.
After accounting for the above items and taxation, net earnings amounted to R1,536 million (US$171 million), compared with R4,458 million (US$613 million) for the year ended June 2008.
Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments, losses of associates after taxation and discontinued operations amounted to R2,981 million (US$331 million)
for the year ended June 2009 compared with R2,939 million (US$404 million) for the year ended June 2008.
Exploration and corporate development
Gold Fields concluded the quarter with a high level of drilling activity on seven Greenfields projects in six countries (Australia, Peru, Chile, Mali,
China and Kyrgyzstan). Target definition work continued on seven prospective Greenfields projects in five countries (Australia, Philippines,
Peru, Chile and Canada) with the objective of commencing initial drilling on the best targets within the next two quarters.
The Group continues to evaluate a number of new business
development opportunities with an emphasis on countries and
prospective belts where we are already operating. Many of these opportunities have only become available recently due to the economic downturn and associated distress in the junior market.
Advanced Drilling Projects
At the Chucapaca project in southern Peru, where Gold Fields can earn a 51 per cent interest in a joint venture with Buenaventura (NYSE
“BVN”), resource delineation drilling resumed in June 2009. Drilling results from the Canahuire Au-Cu discovery confirmed and expanded the potential of the deposit and an aggressive programme is underway to complete a scoping study by the end of the third quarter of financial
2010.
At the Talas project in Kyrgyzstan, where Gold Fields can earn up to a
70 per cent interest in a joint venture with Orsu Metals Corporation
(TSX: “OSU” and AIM: “OSU”), four drill rigs are active delineating the resource potential at the Taldybulak Au-Cu porphyry target. Results continue to be encouraging and work is progressing toward the completion of an internal preliminary scoping study by early calendar year 2010. Gold Fields also expects to complete its initial earn-in to a
60 per cent interest in the joint venture by that time.
At the Komana project in Mali, Gold Fields and Glencar Mining plc
(AIM: “GEX”) were unable to conclude a binding agreement under the terms of the previously announced letter of intent. Gold Fields announced on 24 July 2009, an offer for all the shares of Glencar for a total cost of about £28 million. The Glencar Board supported and recommended the offer. Field work at the project is stopped due to the onset of the rainy season.
Initial Drilling Projects
At the 51 per cent owned Sankarani joint venture with Glencar Mining plc (AIM: “GEX”) which is located adjacent to the Komana Project in
Mali, positive initial drilling results have broadly defined extensive mineralized trends with economic gold grades over significant drill widths at the Finguana, Bokoro, and Sanioumale shear-hosted
orogenic gold targets. Field work is currently suspended for the rainy season until September 2009.
At the East Lachlan joint ventures in New South Wales, Australia where
Gold Fields is earning into an 80 per cent interest in four project areas from Clancy Exploration Ltd (ASX: ”CLY”), field work this quarter focused on the Myall and Cowal East Au-Cu porphyry projects.
Significant porphyry-style Cu-Au mineralisation was intersected by initial drilling on Kingswood target at Myall. Diamond drilling on the
Eurowie target at Cowal East intersected what appears to be the distal alteration zone to a porphyry system and more drilling is planned.
In June 2009, Gold Fields announced the sale of its 19.9 per cent stake in Sino Gold Mining Ltd (ASX: SGX” and HKSE: “1862”) and as a
result, the exploration alliance will be dissolved by the end of the
September quarter. However, the stage two initial drilling programme continues at the Jinshu joint venture project.
At the Batangas joint venture in the Philippines, Gold Fields and
Mindoro Resources Ltd. (TSX.V: “MIO”) signed a memorandum of understanding in May 2009 which allows Gold Fields to earn up to a 75 per cent interest in a large Cu-Au project in southern Luzon.
Community relations programmes and field work have commenced with the objective of defining targets for initial drill testing early in financial
2010.
At the SBX joint venture in Chile, Gold Fields can earn up to 90 per cent on certain claims held by SBX Asesorias e Inversiones and 100 per cent on another claim under an additional option agreement with
Aguas Heladas. Initial drilling was completed at the Pircas and Piedra
Parada epithermal and porphyry gold targets. Positive results were returned from Pircas and a follow-up drilling programme is planned next field season.
In late March 2009, Gold Fields signed a letter of intent with SBX
Asesorias e Inversiones, to earn up to a 70 per cent interest in the Ojo de Maricunga porphyry gold project in Chile. Trenching, geophysical surveys, mapping and sampling were completed prior to the end of the field season in May 2009. A definitive joint venture agreement should be executed early in financial 2010.
At the Toodoggone joint venture in British Colombia, Canada, Gold
Fields and Cascadero Copper Corporation (TSX.V: “CCD”) signed a definitive agreement in March 2009 which allows Gold Fields to earn up to a 75 per cent interest in Cascadero’s Toodoggone Cu-Au project. An airborne magnetics survey was completed in April 2009. Field work commenced in June and includes ground follow-up geophysics and geologic mapping. Initial drilling is scheduled to start in August 2009.
At the Woodjam joint venture in British Colombia, Canada, Gold Fields signed a letter of intent with the Woodjam Partners (Fjordland
Exploration Inc. (TSX.V: “FEX”) and Cariboo Rose Resources (TSX.V:
“CRB”)) to earn-in to a 75 per cent interest in a joint venture on a
40,000 hectare property covering several known porphyry Cu-Au targets in south-central British Colombia. Field work consisting of core re-logging, geological mapping and soil sampling has commenced while a draft joint venture agreement is under review. Geophysical surveys and initial drilling are scheduled to start in August 2009 pending execution of the joint venture agreement.
Near Mine Exploration
At St. Ives, infill drilling at Athena has produced encouraging results and demonstrates both grade and structural continuity in line with expectations. The majority of drilling related to the Athena conceptual study has now been completed. At Hamlet, deeper drilling is returning positive indications of significant mineralisation. Drilling will continue testing along strike of these results during July 2009 to assess if the high grade shoot opens up with depth. Extensional drilling for open pit reserves has recommenced at Apollo and West Revenge.
At Agnew, framework drilling in the Waroonga – Redeemer Gap has returned a number of narrow higher grade intersections within a broad zone of lower grade material. Drilling north of the Maria pits has confirmed the Maria North structure over a strike length of 500 metre and returned a number of high grade intersections.
At Damang, positive drilling results were returned from Nyame.
Together with previous results from the adjacent Tamang prospect, it appears that the Damang mineralisation may extend for over two kilometres south of the Damang pit cutback. Initial drilling on the
Nohokoa project, located north of Rex had to be halted due to heavy seasonal rains and difficult road access. Phase 1 of the gravity and geophysics was completed.
At Cerro Corona, the Consolidada de Hualgayoc 50:50 joint venture with Buenaventura (NYSE: “BVN”) has delayed plans to initiate drilling at the Titan-Arabe Cu-Au target until the September 2010 quarter due to ongoing negotiations for access with the communities.

GOLD FIELDS RESULTS Q4F2009 I 10
Corporate
Gold Fields sells stake in Sino Gold for US$282 million
On 3 June 2009 Gold Fields announced that agreement had been reached in terms of which Gold Fields will sell its 19.9 per cent stake in
Sino Gold Mining Limited (Sino Gold) (ASX:SGX, HKSE: 1862) to
Eldorado Gold Corporation (Eldorado) (TSX:ELD, NYSE-A: EGO) for a
total consideration of approximately US$282 million (based on the closing price of Eldorado on 2 June 2009).
Gold Fields received a share exchange ratio of 48 Eldorado shares for every 100 Sino Gold shares, which resulted in Gold Fields holding
27,824,654 Eldorado shares or approximately 7 per cent of the outstanding shares of Eldorado on a fully diluted basis.
In addition, Gold Fields will hold a top-up right for a period of 18 months, which will apply should Eldorado purchase an additional 5 per cent or more of the outstanding shares of Sino Gold and the sellers in that transaction realise a consideration ratio in excess of the share exchange ratio of 0.48 Eldorado shares per Sino Gold share received by Gold Fields.
After having received several expressions of interest for our stake in
Sino Gold, this transaction was the most value creating for our shareholders because it enabled us to crystallise the value of our investment in a liquid share.
Employee housing programme
On 10 June 2009 Nick Holland officially opened Gold Fields’ new
Employee Housing Programme in the communities of Glenharvie and
Blybank on the West Rand in South Africa. This programme consists of
192 family homes which will be occupied by employees of Driefontein and Kloof.
The total cost of Gold Fields’ continuing programme to renovate housing, upgrade all single accommodation villages and construct new family homes is approximately R550 million. This programme will be completed by 2014.
Of the 192 family homes handed over, 100 are located in the Blybank community, for occupation by Driefontein employees, and 92 are located in the Glenharvie community, for occupation by Kloof employees. A considerable number of the homes have already been allocated.
The Employee Housing Programme is part of Gold Fields’ total wellbeing programme called “24 Hours in the Life of a Gold Fields
Employee in the South African Region”. This programme is designed to improve every facet of the health and well-being of employees, and addresses the key issues of safe production, health care, nutrition, accommodation, sport and recreation, and education and training.
Changes in directorate and leadership
Professor Gill Marcus has tendered her resignation from the Board of
Gold Fields Limited, with effect from 20 July 2009. This follows her appointment as Governor of the South African Reserve Bank from 9
November 2009.
The Board thanks Professor Marcus for the significant contribution she has made to the affairs of Gold Fields since her appointment in 2007 and wishes her every success.
On 4 August 2009 Gold Fields announced the appointment of three additional members to its Group executive team, reporting to the Chief
Executive Officer, Nick Holland.
Peter Turner has been appointed as Executive Vice President: Head of the West Africa Region;
Juan Luis Kruger ("Juancho") has been appointed as Executive Vice
President: Head of Operations for South America; and
Ben Zikmundovsky has been appointed as Executive Vice President:
Head of International Capital Projects and International Technical
Services.
With these three executive appointments the Gold Fields Executive
Team is now complete and the senior leadership in place to progress
Gold Fields’ new regionalisation strategy.
Wage settlement
A two year wage agreement was concluded at the South African operations on 28 July 2009. An average increase of 10.2 per cent for the year ended 30 June 2010 was concluded with Solidarity, UASA and
NUM. From 1 July 2010, agreement was reached on an annual
increase based on CPI plus 1 per cent, with a minimum of 7.5 per cent.
Cash dividend
In line with the company’s policy to pay out 50 per cent of its earnings, subject to investment opportunities, a final dividend has been declared payable to shareholders as follows:
final dividend number 71:
80 SA cents per share
last date to trade cum- dividend:
Friday 21 August 2009
sterling and US dollar conversion date:
Monday 24 August 2009
trading commences ex dividend:
Monday 24 August 2009
record date:
Friday 28 August 2009
payment date:
Monday 31 August 2009
Share certificates may not be dematerialised or rematerialised between
Monday, 24 August 2009 and Friday, 28 August 2009, both dates inclusive.
Outlook
In the September quarter attributable gold production is forecast to be similar to the June quarter, as a result of the slower start-up in July related to the safety stoppages at Kloof and Driefontein. Total cash costs are forecast to increase from US$512 per ounce to US$590 per ounce or 15 per cent, mainly due to wage and electricity increases in
South Africa and the stronger rand/US dollar exchange rate. The
September quarter forecast is based on an exchange rate of
R/US$8.00 and US$/A$0.80 compared with R/US$8.56 and
US$/A$0.75 achieved in the June quarter. In rand terms the total cash cost is forecast at R151,000 per kilogram compared with R140,916 per kilogram in the June quarter, an increase of 7 per cent. NCE is forecast at US$850 per ounce (R220,000 per kilogram) compared with US$738 per ounce (R203,042 per kilogram) in the June quarter, also
significantly impacted by the wage and electricity increases, the increase in capitalised ore reserve development at the South African operations and increased capital expenditure at South Deep. The above is subject to the forward looking statement. The forecast financial information has not been reviewed and reported on by Gold
Fields’ auditors in accordance with Section 8.40 (a).
Basis of accounting
The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International
Accounting Standards Board.
Audit review
The condensed consolidated preliminary financial information for the year ended 30 June 2009 has been reviewed in accordance with
International Standards on Review Engagements 2410 – “Review of
interim financial information performed by the Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available on request from the Company Secretary and on the website.
N.J. Holland
Chief Executive Officer
6 August 2009

11 I GOLD FIELDS RESULTS Q4F2009
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter Year
ended
June
2009
March
2009
June
2008
June
2009
June
2008
Revenue
7,779.4
8,509.5           6,452.4
29,086.9
23,009.5
Operating costs, net
4,441.7
4,523.7           3,731.1
17,623.6
13,968.7
- Operating costs
4,491.9
4,566.5           3,747.5
17,833.9
13,883.2
- Gold inventory change
(50.2)
(42.8)             (16.4)
(210.3)
85.5
Operating profit
3,337.7
3,985.8           2,721.3
11,463.3
9,040.8
Amortisation and depreciation
1,067.1
1,140.9              777.9
4,142.3
3,025.6
Net operating profit
2,270.6
2,844.9           1,943.4              7,321.0
6,015.2
Net interest paid
(170.7)
(163.5)             (14.7)
(609.9)
(313.2)
Share of (loss)/profit of associates after taxation
(11.6)
21.1             (31.7)
(141.3)
(8.9)
(Loss)/gain on foreign exchange
(76.4)
128.7               (7.4)                  91.7
13.6
Gain/(loss) on financial instruments
70.9
(5.1)                 1.9
(55.9)
85.5
Share-based payments
(20.0)
(95.2)              (75.2)
(303.4)
(150.6)
Other
(126.3)
(41.4)               (0.6)
(240.2)
21.0
Exploration
(170.7)
(133.8)            (107.0)              (508.3)
(327.8)
Profit before taxation and exceptional items
1,765.8
2,555.7           1,708.7             5,553.7
5,334.8
Exceptional (loss)/gain
(1,252.4)
(203.1)              (94.8)
(1,346.1)
1,309.5
Profit before taxation
513.4
2,352.6            1,613.9             4,207.6
6,644.3
Mining and income taxation
657.2
943.3               663.7
2,353.5
1,937.7
- Normal taxation
426.2
536.4              484.1
1,219.0
1,169.8
- Royalties
96.2
97.6                71.3
339.4
243.3
- Deferred taxation
134.8
309.3              108.3                795.1
524.6
Net (loss)/profit from continued operations
(143.8)
1,409.3              950.2
1,854.1
4,706.6
Profit from discontinued operations
-                      -                     -                      -                 37.0
Profit adjustment on sale of Venezuelan assets
-                      -                     -                      -                 74.2
Net (loss)/profit
(143.8)
1,409.3               950.2
1,854.1
4,817.8
Attributable to:
- Ordinary shareholders
(293.3)
1,306.6               842.9
1,535.6
4,457.5
- Minority shareholders
149.5
102.7               107.3              318.5
360.3
Exceptional items:
Profit/(loss) on sale of investments
64.9
(213.6)                  1.5
(148.0)
1,416.2
(Loss)/profit on sale of assets
(5.7)
11.0                 (0.8)                  4.3
33.6
Restructuring costs
(103.3)
(0.5)               (65.2)
(125.5)
(65.2)
Driefontein 9 shaft closure costs
1.9
-                 20.8                   1.9
(24.0)
Insurance claim – South Deep
-
-                      -
131.4
-
Impairments of assets and investments
(1,209.5)
-               (51.2)
(1,209.5)
(51.2)
Other
(0.7)
-                   0.1
(0.7)
0.1
Total exceptional items
(1,252.4)
(203.1)              (94.8)
(1,346.1)
1,309.5
Taxation
40.3
(2.1)                31.0                 (7.1)
30.2
Net exceptional items after taxation and minorities
(1,212.1)
(205.2)              (63.8)
(1,353.2)
1,339.7
Net (loss)/earnings
(293.3)
1,306.6              842.9
1,535.6
4,457.5
Net (loss)/earnings per share (cents)
(46)
195                  129                  229
683
Diluted (loss)/earnings per share (cents)
(46)
193                  120                  227
637
Headline earnings
855.4
1,511.6               880.6
2,890.0
2,992.3
Headline earnings per share (cents)
126
225                   135                 431
459
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations
949.3
1,368.9               942.8
2,980.8
2,939.2
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations (cents)
140
204                   144                 445
450
Gold sold – managed kg
30,729
29,435              28,861
114,760
120,707
Gold price received R/kg
253,162
289,095            223,568           253,459
190,623
Total cash cost R/kg
140,916
150,301            125,359           149,398
111,315

GOLD FIELDS RESULTS Q4F2009 I 12
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
UNITED STATES DOLLARS
Quarter
Year ended
June
2009
March
2009
June
2008
June
2009
June
2008
Revenue
902.2
868.5               836.3
3,228.3
3,165.0
Operating costs, net
516.9
453.0               481.6
1,956.0
1,921.5
- Operating costs
522.7
457.1               484.1
1,979.3
1,909.7
- Gold inventory change
(5.8)
(4.1)                 (2.5)               (23.3)
11.8
Operating profit
385.3
415.5               354.7
1,272.3
1,243.5
Amortisation and depreciation
124.0
115.4               100.1                459.7
416.2
Net operating profit
261.3
300.1               254.6                812.6
827.3
Net interest paid
(19.8)
(16.5)                (1.7)                (67.7)
(43.1)
Share of (loss)/profit of associates after taxation
(1.5)
3.0                (3.8)                (15.7)
(1.2)
(Loss)/gain on foreign exchange
(8.2)
13.9                (1.1)                  10.2
1.9
Gain/(loss) on financial instruments
7.6
0.1                      -
(6.2)
11.8
Share-based payments
(2.8)
(9.5)                (9.7)                (33.7)
(20.7)
Other
(14.3)
(4.1)                (0.5)                (26.7)
2.9
Exploration
(19.5)
(13.7)              (14.0)                (56.4)
(45.1)
Profit before taxation and exceptional items
202.8
273.3              223.8                616.4
733.8
Exceptional (loss)/gain
(139.2)
(22.7)             (17.4)               (149.4)
180.1
Profit before taxation
63.6
250.6              206.4                467.0
913.9
Mining and income taxation
76.0
99.4                87.4                261.2
266.6
- Normal taxation
48.7
57.4                64.6                135.3
160.9
- Royalties
11.2
9.9                  9.2                  37.7
33.5
- Deferred taxation
16.1
32.1                13.6                  88.2
72.2
Net (loss)/profit from continued operations
(12.4)
151.2               119.0               205.8
647.3
(Loss)/profit from discontinued operations
-
-                (0.1)
-
5.1
(Loss)/profit adjustment on sale of Venezuelan assets
-
-                (0.2)
-
10.2
Net (loss)/profit
(12.4)
151.2               118.7               205.8
662.6
Attributable to:
- Ordinary shareholders
(29.3)
140.4               104.7               170.5
613.0
- Minority shareholders
16.9
10.8                14.0                  35.3
49.6
Exceptional items:
Profit/(loss) on sale of investments
6.8
(23.3)                (4.2)                (16.4)
194.8
(Loss)/profit on sale of assets
(0.6)
1.2                (0.2)                   0.5
4.6
Restructuring costs
(11.5)
0.1                (9.0)                (13.9)
(9.0)
Driefontein 9 shaft closure costs
0.2
-                  3.0                   0.2
(3.3)
Insurance claim – South Deep
0.3
(0.7)                     -
14.6
-
Impairments of assets and investments
(134.2)
-                (7.0)
(134.2)
(7.0)
Other
(0.2)
-                     -
(0.2)
-
Total exceptional items
(139.2)
(22.7)              (17.4)              (149.4)
180.1
Taxation
4.4
-                  4.3
(0.8)
4.2
Net exceptional items after taxation and minorities
(134.8)
(22.7)               (13.1)             (150.2)
184.3
Net (loss)/earnings
(29.3)
140.4               104.7                170.5
613.0
Net (loss)/earnings per share (cents)
(5)
21                    16                    25
94
Diluted (loss)/earnings per share (cents)
(5)
21                    16                    25
88
Headline earnings
98.7
162.5               111.1                320.8
411.6
Headline earnings per share (cents)
15
24                    17                    48
63
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations
109.0
146.3               122.9                330.8
404.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items, share of profit/(loss) of associates after taxation and discontinued operations (cents)
16
21                    19                    49
62
South African rand/United States dollar conversion rate
8.56
9.93                 7.77                 9.01
7.27
South African rand/Australian dollar conversion rate
6.46
6.59                 7.33                 6.67
6.52
Gold sold – managed ozs (000)
988
946                  928
3,690
3,881
Gold price received $/oz
920
906                   895                 875
816
Total cash cost $/oz
512
471                   502                 516
476

13 I GOLD FIELDS RESULTS Q4F2009
Balance sheet
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
June
2009
June
2008
June
2009
June
2008
Property, plant and equipment
48,337.4
45,533.3
5,997.2
5,691.7
Goodwill
4,458.9
4,458.9
553.2
557.4
Non-current assets
886.7
746.7
110.0
93.3
Investments
2,970.8
5,704.2
368.6
713.0
Current assets
8,548.1
6,450.5
1,060.6
806.3
- Other current assets
5,744.2
4,443.2
712.7
555.4
- Cash and deposits
2,803.9
2,007.3
347.9
250.9
Total assets
65,201.9
62,893.6
8,089.6
7,861.7
Shareholders’ equity
42,669.4
42,561.2
5,294.0
5,320.1
Deferred taxation
6,128.8
5,421.9
760.4
677.7
Long-term loans
6,334.3
6,513.9
785.9
814.2
Environmental rehabilitation provisions
2,267.9
2,015.5
281.4
251.9
Post-retirement health care provisions
20.5
21.0
2.5
2.6
Other long-term provisions
31.2
-
3.9
-
Current liabilities
7,749.8
6,360.1
961.5
795.2
- Other current liabilities
5,188.6
5,875.9
643.7
734.7
- Current portion of long-term loans
2,561.2
484.2
317.8
60.5
Total equity and liabilities
65,201.9
62,893.6
8,089.6
7,861.7
South African rand/US dollar conversion rate
8.06
8.00
South African rand/Australian dollar conversion rate
6.43
7.66
Condensed changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
June
2009
June
2008
June
2009
June
2008
Balance at the beginning of the financial year
42,561.2
37,106.3
5,320.1
5,189.7
Issue of share capital
25.8
0.5
2.9
0.1
Increase in share premium
70.8
72.2
7.9
9.9
Marked to market valuation of listed investments
(813.7)
320.0
(90.3)
44.0
Dividends paid
(981.0)
(1,044.8)
(121.2)
(143.7)
Increase in share-based payment reserve
303.4
153.3
33.7
21.1
Profit attributable to ordinary shareholders
1,535.6
4,457.5
170.5
613.1
Profit attributable to minority shareholders
318.5
360.3
35.3
49.6
Increase/(decrease) in minority interest
747.5
(439.8)
97.6
(60.5)
Loss on transacting with minorities
-
(74.7)
-
(10.3)
Currency translation adjustment and other
(827.5)
2,104.5
(132.4)
(330.4)
Reserves released on sale of Venezuelan assets
-
(454.1)
-
(62.5)
Dilution loss on associate
(331.9)
-
(36.8)
-
Share of equity investee's other equity movements
60.7
-
6.7
-
Balance as at the end of June
42,669.4
42,561.2
5,294.0
5,320.1
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
June
2009
June
2008
June
2009
June
2008
Net earnings
1,535.6
4,457.5
170.5
613.0
Loss/(profit) on sale of investments
148.0
(1,416.2)
16.4
(194.8)
Taxation effect on sale of investments
-
2.2
-
0.3
Loss/(profit) on sale of assets
(4.3)
(33.6)
(0.5)
(4.6)
Taxation effect on sale of assets
1.2
20.8
0.2
2.9
Impairment of investments and assets
1,209.5
51.2
134.2
7.1
Profit on sale of Venezuelan assets
-
(74.2)
-
(10.2)
Taxation effect on other exceptional items
-
(15.4)
-
(2.1)
Headline earnings
2,890.0
2,992.3
320.8
411.6
Headline earnings per share – cents
431
459
48
63
Based on headline earnings as given above divided by 670,328,262 for June 2009 (June 2008 – 652,538,212) being the weighted average number of ordinary shares in issue.

GOLD FIELDS RESULTS Q4F2009 I 14
Cash flow statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Quarter Year
ended
June
2009
March
2009
June
2008
June
2009
June
2008
Cash flows from operating activities
2,281.6
2,947.2            2,567.9            6,984.2
7,739.5
Profit before tax and exceptional items
1,765.8
2,555.7            1,708.7            5,553.7
5,334.8
Exceptional items
(1,252.4)
(203.1)              (94.8)
(1,346.1)
1,309.5
Amortisation and depreciation
1,067.1
1,140.9              777.9
4,142.3
3,025.6
Change in working capital
(125.8)
(211.8)               262.5
(1,183.8)
262.3
Taxation paid
(322.5)
(445.2)             (194.6)
(1,812.8)
(923.4)
Other non-cash items
1,149.4
110.7               108.2
1,630.9
(1,395.7)
Discontinued operations
-
-                     -                       -
126.4
Dividends paid
(0.1)
(196.1)             (424.9)             (981.0)
(1,044.8)
Ordinary shareholders
(0.1)
(196.1)             (424.9)             (981.0)
(1,044.8)
Cash flows from investing activities
(1,577.9)
(1,449.8)          (3,219.5)          (7,285.8)
(7,729.8)
Capital expenditure – additions
(1,790.5)
(1,700.7)          (2,524.8)          (7,649.2)
(9,013.9)
Capital expenditure – proceeds on disposal
19.4
10.2                   6.5                32.0
42.2
Sale of subsidiaries
-
45.0                      -
45.0
1,042.1
Purchase of investments
(17.9)
1.9             (707.5)              (99.3)
(977.6)
Proceeds on the disposal of investments
282.0
200.0                65.4               482.0
99.8
Environmental and post-retirement health care payments
(70.9)
(6.2)               (59.1)              (96.3)
(87.0)
Discontinued operations
-
-                      -                      -
1,164.6
Cash flows from financing activities
(274.0)
94.4             1,095.1            2,086.7
557.1
Loans received
1,143.0
4,947.4            1,164.6           10,210.8
4,335.9
Loans repaid
(1,392.2)
(4,972.8)            (850.0)
(8,231.0)
(4,619.5)
Minority shareholders loans (repaid)/received
(54.3)
64.6               768.0                 10.3
768.0
Shares issued
29.5
55.2                12.5                  96.6
72.7
Net cash inflow/(outflow)
429.6
1,395.7                18.6                804.1
(478.0)
Translation adjustment
(162.6)
87.6                44.6                 (7.5)
175.2
Cash at beginning of period
2,536.9
1,053.6            1,944.1            2,007.3
2,310.1
Cash at end of period
2,803.9
2,536.9            2,007.3             2,803.9
2,007.3
UNITED STATES DOLLARS
Quarter
Year ended
June
2009
March
2009
June
2008
June
2009
June
2008
Cash flows from operating activities
264.9
328.1              334.0               778.4
1,048.1
Profit before tax and exceptional items
202.8
273.3              223.8               616.4
733.8
Exceptional items
(139.2)
(22.7)              (17.4)             (149.4)
180.1
Amortisation and depreciation
124.0
115.4               100.1              459.7
416.2
Change in working capital
(15.9)
(19.1)                 36.1
(131.4)
36.1
Taxation paid
(35.2)
(29.2)              (27.7)             (197.9)
(143.5)
Other non-cash items
128.4
10.4                 19.5              181.0
(192.0)
Discontinued operations
-
-                (0.4)
-
17.4
Dividends paid
-
(19.3)              (53.9)             (121.2)
(142.5)
Ordinary shareholders
-
(19.3)              (53.9)             (121.2)
(142.5)
Cash flows from investing activities
(184.4)
(140.2)            (429.0)             (809.6)
(1,063.4)
Capital expenditure – additions
(209.4)
(166.0)             (327.2)            (849.0)
(1,239.9)
Capital expenditure – proceeds on disposal
2.2
1.1                  0.8                  3.6
5.8
Sale of subsidiaries
0.1
4.9                (3.3)                  5.0
143.3
Purchase of investments
(1.9)
(1.4)               (96.5)              (12.8)
(134.5)
Proceeds on the disposal of investments
32.5
21.8                  8.9                 54.3
13.7
Environmental and post-retirement health care payments
(7.9)
(0.6)                (8.1)              (10.7)
(12.0)
Discontinued operations
-
-                (3.6)
-
160.2
Cash flows from financing activities
(52.2)
11.5               142.7               255.7
67.0
Loans received
133.5
496.9              150.4
1,137.9
596.4
Loans repaid
(182.4)
(498.0)            (105.2)             (892.9)
(635.4)
Minority shareholders loans (repaid)/received
(6.7)
6.7                96.0
-
96.0
Shares issued
3.4
5.9                  1.5                 10.7
10.0
Net cash inflow/(outflow)
28.3
180.1                (6.2)                103.3
(90.8)
Translation adjustment
54.2
(24.0)                14.4                  (6.3)
18.6
Cash at beginning of period
265.4
109.3               242.7               250.9
323.1
Cash at end of period
347.9
265.4               250.9               347.9
250.9

15 I GOLD FIELDS RESULTS Q4F2009
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
to protect cash flows at times of significant expenditure;
for specific debt servicing requirements; and
to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments – those remaining are described in the schedule.
Position at end of June 2009
Western Areas US Dollars / Rand forward purchases
As a result of the US$551 million drawn down under the original bridge loan facility to settle mainly the close-out of the Western Areas gold derivative structure on 30 January 2007, US dollar/rand forward cover was purchased during the March 2007 quarter to cover this amount. During financial 2008, US$233 million of this loan was repaid and the forward cover was reduced to US$318 million to correspond with the loan amount outstanding. In June 2009, a further amount of
US$44 million was repaid against the loan, and the forward cover was reduced by US$44 million. The balance of US$274 million was extended to 15 July 2009, being the next interest repayment date on the loan, at an average forward rate of R8.0893. At 30 June 2009 the unrealised foreign exchange loss on the revaluation of the US$274 million loan was R210 million. This loss was offset by R210 million cumulative positive gains on the forward cover purchased at an original rate of R7.3279. During the June quarter R65 million of forward cover costs were accounted for as part of interest, as this forward cover has been designated as a hedging instrument.
South Africa US Dollars / Rand forward sales
In October 2008, US$150 million of expected gold revenue for the December quarter was sold forward on behalf of the South African operations. In December
2008, the US$150 million was extended to the March quarter at an average forward rate of R10.3818. During the March quarter US$30 million was settled at a gain for the quarter of R12 million of which R7 million was accounted for in the income statement and the balance of R5 million in equity. The outstanding balance of US$120 million was extended into the June quarter at an average forward rate of R10.2595. Subsequent to the March quarter end, the remaining forward cover of US$120 million was partly delivered into and the balance closed out, resulting in a gain of R54 million. This was accounted for in the income statement in the June quarter.
Australia US Dollars / Australian Dollars forward sales
In October 2008, US$70 million of expected gold revenue for the December quarter was sold forward on behalf of the Australian operations. In December 2008,
US$56 million was extended to the March quarter at an average forward rate of A$0.6650. During the March quarter an additional US$8 million of instruments were taken out. The total of US$64 million was extended into the June quarter at an average forward rate of A$0.6445. The gain for the March quarter was
A$1 million of which a loss of A$1million was accounted for in the income statement and a gain of A$2 million in equity. Subsequent to the March quarter end the forward cover of US$64 million was partly delivered into and the balance closed out, resulting in a gain of A$3 million(R20 million). This was accounted for in the income statement in the June quarter.
South Africa currency forward contracts
During financial 2009, South African rand forward cover was taken out to cover commitments of the South African operations in various currencies. Outstanding at the end of June 2009 were forward cover contracts of US$11 million, with a final expiry on 31 August 2009. The marked to market value for the outstanding contracts at the end of June 2009 was negative by R3 million.
Ghana currency forward sales
During financial 2009, forward cover was taken out to cover various commitments of Gold Fields Ghana Ltd. Outstanding at the end of June 2009 were forward cover contracts amounting to the equivalent of US$1.5 million, with a final expiry on 31 July 2009. The marked to market value of the outstanding contracts at the end of June 2009 was positive by US$0.1 million.
Diesel financial instruments*
Ghana
The Ghanaian operations purchased four Asian style ICE Gasoil call options with strike prices ranging from US$0.90 per litre to US$1.11 per litre, which equates to a Brent crude price of between US$92 and US$142 per barrel, with final expiry on 28 February 2010. The marked to market value of the above call options purchased was positive by US$0.1 million at the end of June 2009.
Australia
The Australian operations purchased two Asian style Singapore 0.5 Gasoil call options with strike prices ranging from US$0.9128 per litre to US$1.0950 per litre with a final expiry on 28 February 2010. The marked to market value for the above call options was positive by US$0.1 million at the end of June 2009.
Copper financial instruments*
Peru
During June 2009 8,705 tons of Cerro Corona’s expected copper production for financial 2010 was sold forward for monthly deliveries, starting on 24 June 2009 to 23 June 2010. The average forward price for the monthly deliveries is US$5,001 per ton. An additional 8,705 tons of Cerro Corona’s expected copper production for financial 2010 was hedged by means of a zero cost collar, guaranteeing a minimum price of US$4,600 per ton with full participation up to a maximum price of US$5,400 per ton. The marked to market value of both instruments at the end of June 2009 was negative by R14 million (US$2 million).
* Do not qualify for hedge accounting and will be accounted for in the income statement.
Debt maturity ladder
F2010
F2011
F2012
F2013 to F2017
Total
Loan facilities(committed and uncommitted), including preference shares and commercial paper
R'million                                                                                 4,065.4
684.2 - 1,500.0
6,249.6
US$'million                                                                                 39.5
325.3 516.9 99.3
981.0
Utilisation - Loan facilities(committed and uncommitted), including preference shares and commercial paper
R'million
2,242.8 684.2 - -
2,927.0
US$'million
39.5                     86.3
515.4                      99.3
740.5
Dollar debt translated to rand
318.4 695.6 4,154.1 800.4
5,968.5
Total (R’m)
2,561.2
1,379.8
4,154.1
800.4
8,895.5
Long-term loans per balance sheet (R’m)
6,334.3
Current portion of long-term loans per balance sheet (R’m)
2,561.2
Total per balance sheet (R’m)
8,895.5
Exchange rate: US$1 = R8.06 being the closing rate at the end of the June 2009 quarter.

GOLD FIELDS RESULTS Q4F2009 I 16
Total cash cost
Gold Industry Standards Basis
Figures are in millions unless otherwise stated
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof       Beatrix
South
Deep
Total
Ghana Peru
Australia
#
Tarkwa     Damang
Cerro
Corona
St Ives
Agnew
Operating costs
(1)
June
2009
4,491.9            2,508.3
905.4
762.7
528.2
312.0
1,983.6
713.4           267.6           257.0
586.9
158.7
March
2009
4,566.5            2,434.2
867.7
762.9
507.7
295.9
2,132.3
811.2           311.9           258.3
591.4
159.5
Financial year ended
17,833.9            9,839.9
3,530.5      3,083.8
2,037.6
1,188.0
7,994.0
 3,046.5        1,193.3
778.7
2,301.6
673.9
Gold-in-process and
June 2009
(40.3)
-
-
-
-
-
(40.3)
(33.6)               7.0              3.6
(14.0)
(3.3)
inventory change*
March 2009
(44.3)
-
-
-
-
-
(44.3)
(41.9)               1.4            14.1
(25.7)
7.8
Financial year ended
(192.2)
-
-
-
-
-
(192.2)
(148.1)           (20.8)         (27.4)
(10.7)
14.8
Less:
June 2009
35.1
26.3
12.0
7.9
4.1
2.3
8.8
1.7               1.1              3.6
1.7
0.7
Rehabilitation costs
March 2009
39.4
29.4
10.3
10.2
5.5
3.4
10.0
2.0               0.8              4.0
2.7
0.5
Financial year ended
125.2
93.4
36.3
31.6
16.3
9.2
31.8
7.2               1.9            11.3
8.6
2.8
Production taxes
June 2009
5.7
5.7
0.6
3.0
1.2
0.9
-
-
-
-
-
-
March
2009
5.5
5.5
0.8
2.7
1.0
1.0
-
-
-
-
-
-
Financial year ended
25.0
25.0
4.9
11.9
4.3
3.9
-
-
-
-
-
-
General and admin
June 2009
189.4
94.8
35.5
27.8
19.1
12.4
94.6
46.2                7.0              13.7
19.6
8.1
March
2009
181.8
98.7
36.3
29.4
20.5
12.5
83.1
40.4                7.8              13.7
15.6
5.6
Financial year ended
711.0              383.6
142.6
113.9
77.5
49.6
327.4
163.7              26.5              40.2
67.3
29.7
Exploration costs
June 2009
-
-
-
-
-
-
-
-
-
-
-
-
March 2009
(32.5)
-
-
-
-
-
(32.5)
-          (16.7)
-
(13.3)
(2.5)
Financial year ended
-
-
-
-
-
-
-
-
-
-
-
-
Cash operating costs
June 2009
4,221.4            2,381.5
857.3
724.0
503.8
296.4
1,839.9
631.9             266.5           243.3
551.6
146.6
March
2009
4,328.0            2,300.6
820.3
720.6
480.7
279.0
2,027.4
726.9             321.4           254.7
560.7
163.7
Financial year ended
16,780.5            9,337.9
3,346.7      2,926.4
1,939.5
1,125.3
7,442.6
2,727.5          1,144.1
699.8
2,215.0
656.2
Plus:
June 2009
5.7
5.7
0.6
3.0
1.2
0.9
-
-
-
-
-
-
Production taxes
March 2009
5.5
5.5
0.8
2.7
1.0
1.0
-
-
-
-
-
-
Financial year ended
25.0
25.0
4.9
11.9
4.3
3.9
-
-
-
-
-
-
Royalties
June 2009
103.1
-
-
-
-
-
103.1
46.2              12.7             14.2
21.3
8.7
March
2009
90.6
-
-
-
-
-
90.6
33.7             14.0                6.8
25.0
11.1
Financial year ended
339.4
-
-
-
-
-
339.4
145.2             47.5               23.4
85.8
37.5
TOTAL CASH COST
(2)
June 2009
4,330.2             2,387.2
857.9
727.0
505.0
297.3
1,943.0
678.1            279.2            257.5
572.9
155.3
March
2009
4,424.1             2,306.1
821.1
723.3
481.7
280.0
2,118.0
760.6            335.4            261.5
585.7
174.8
Financial year ended
17,144.9            9,362.9
3,351.6      2,938.3
1,943.8
1,129.2
7,782.0
2,872.7         1,191.6
723.2
2,300.8
693.7
Plus:
June 2009
1,023.8               572.7
174.5
175.7
124.8
97.7
451.1
72.7              51.9            94.8
231.7
Amortisation*
March 2009

1,105.0              520.8
167.4
180.4
99.6
73.4
584.2
158.1              48.6           140.6
236.9
Financial year ended
3,967.5          2,036.0
624.9
692.7
435.2
283.2
1,931.5
480.9            169.4           330.0
951.2
Rehabilitation
June 2009
35.1
26.3
12.0
7.9
4.1
2.3
8.8
1.7               1.1                3.6
2.4
March
2009
39.4
29.4
10.3
10.2
5.5
3.4
10.0
2.0               0.8                4.0
3.2
Financial year ended
125.2
93.4
36.3
31.6
16.3
9.2
31.8
7.2               1.9              11.3
11.4
TOTAL PRODUCTION COST
(3)
June
2009
5,389.1           2,986.2
1,044.4        910.6          633.9
397.3
2,402.9
752.5
332.2
355.9
962.3
March
2009
5,568.5           2,856.3
998.8
913.9
586.8
356.8
2,712.2
920.7            384.8            406.1
1,000.6
Financial year ended
21,237.6
11,492.3
4,012.8      3,662.6
2,395.3
1,421.6
9,745.3
3,360.8         1,362.9         1,064.5
3,957.1
Gold sold – thousand ounces
June 2009
988.0
528.8
213.2
160.9
102.9
51.9
459.2
164.7              53.4             86.9
108.9
45.2
March
2009
946.4
517.2
215.2
173.8
80.0
48.2
429.1
152.2              52.5             65.3
109.5
49.5
Financial year ended
3,689.6           2,038.7
829.9
643.0
391.1
174.7
1,650.9
612.4            200.4            217.8
428.3
192.1
TOTAL CASH COST
June 2009
512
527
470
528
574
669
494
481              611               337
614
401
– US$/oz
March 2009
471
449
384
419
606
585
497
503              643              422
538
355
Financial year ended
516
510
448
507
552
717
523
521            660                369
596
401
TOTAL CASH COST
June 2009
140,916           145,145      129,397   145,284       157,862      184,201       136,047      132,390      168,104         92,752      169,097     110,377
– R/kg
March 2009
150,301           143,343      122,680    133,796      193,532       186,667      158,687      160,701      205,263        134,757     171,911    113,433
Financial year ended
149,398            147,657     129,837    146,930      159,799      207,803       151,549      150,814      191,179        106,777      172,707    116,120
TOTAL PRODUCTION COST
June 2009
637
660
572
661
720
894
611
534              727               478
729
– US$/oz
March 2009
593
556
467
530
738
745
636
609              738               626
633
Financial year ended
639
626
537
632
680
903
655
609              755               543
708
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Average exchange rates were US$1 = R8.56 and US$1 = R9.93 for the June 2009 and March 2009 quarters respectively. F2009 US$1 = R9.01.
Notional cash expenditure
##
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof         Beatrix
South
Deep
Total
Ghana                   Peru                   Australia
Tarkwa     Damang
Cerro
Corona
St Ives
Agnew
Operating costs – R’m
June 2009
4,491.9          2,508.3
905.4
762.7
528.2
312.0      1,983.6
713.4         267.6           257.0           586.9
158.7
March 2009
4,566.5          2,434.2
867.7
762.9
507.7
295.9      2,132.3
811.2         311.9           258.3           591.4
159.5
Financial year ended
17,833.9           9,839.9
3,530.5
3,083.8       2,037.6
1,188.0       7,994.0
  3,046.5       1,193.3
778.7        2,301.6
673.9
Capital expenditure – R’m
June 2009
1,728.3           1,058.9
311.4
245.4
190.7
311.4
669.4
250.8            50.6           162.6           131.3
74.1
March 2009
1,689.2             889.1
261.6
224.3
138.5
264.7
800.1
364.2            37.3            206.9          114.6
77.1
Financial year ended
7,556.5          3,642.9
1,034.4
958.6
629.4
1,020.5       3,913.6
1,812.0            152.1      1,052.2            619.9
277.4
Notional cash expenditure
June 2009
203,042
216,891
183,529
201,459       224,726      386,245     186,989      188,247      191,571     160,766         211,983      165,458
– R/kg
March 2009
213,403
206,570
168,729
182,612        259,622     373,733     221,715      248,341      213,709     243,433         207,220      153,537
Financial year ended
221,153
212,629
176,838
202,140         219,254    406,423     231,670      255,066      215,851     268,382         219,299     159,240
Notional cash expenditure
June 2009
738
788
667
732
817
1,403
679
684              696            584                770
601
– US$/oz
March 2009
668
647
529
572
813
1,171
694
778             669             762                649
481
Financial year ended
763
734
610
698
757
1,403
800
881             745             926                757
550
## Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

17 I GOLD FIELDS RESULTS Q4F2009
Operating and financial results
SOUTH AFRICAN RAND
Total Mine
Operations
South African Operations
Total             Driefontein            Kloof               Beatrix             South Deep
Operating Results
June 2009
13,581
3,625                     1,536                 891                     774
424
Ore milled/treated (000 tons) March 2009 13,278
3,197                     1,537                 689                     629
342
Financial year ended 52,907
13,768                      6,217              3,319                  2,991                         1,241
Yield (grams per ton)
June 2009
2.3
4.5                         4.3                  5.6                      4.1                             3.8
March 2009 2.2
5.0                        4.4                   7.8                       4.0                            4.4
Financial year ended
2.2
4.6                         4.2                  6.0                       4.1                            4.4
Gold produced (kilograms)
June 2009
30,635
16,447                      6,630               5,004                   3,199                       1,614
March 2009 29,314
16,088                     6,693                 5,406                  2,489                      1,500
Financial year ended 114,809
63,410                   25,814               19,998                12,164
5,434
Gold sold (kilograms)
June 2009
30,729
16,447                      6,630                5,004                   3,199                     1,614
March 2009 29,435
16,088                     6,693                 5,406                   2,489                     1,500
Financial year ended 114,760
63,410                   25,814               19,998                 12,164
5,434
Gold price received (Rand per kilogram)
June 2009
253,162
250,860                  251,825             250,180               250,078                250,558
March 2009 289,095
289,632                  290,976             287,939               289,393                290,133
Financial year ended 253,459
253,359                  253,579              253,340               251,167                257,287
Total cash cost (Rand per kilogram)
June 2009
140,916
145,145                  129,397              145,284               157,862                184,201
March 2009 150,301
143,343                 122,680               133,796               193,532                186,667
Financial year ended
149,398
147,657                  129,837              146,930               159,799               207,803
Notional cash expenditure (Rand per kilogram)
June 2009
203,042
216,891                  183,529               201,459              224,726               386,245
March 2009 213,403
206,570                  168,729               182,612              259,622               373,733
Financial year ended
221,153
212,629                  176,838              202,140                219,254              406,423
Operating costs (Rand per ton)
June 2009
331
692                        589                      856                     682                       736
March 2009 344
761                        565
    1,107                     807                       865
Financial year ended 337
715                        568                     929                      681                       957
Financial Results (Rand million)
Revenue
June 2009
7,779.4
4,125.9                   1,669.6                1,251.9                  800.0
404.4
March 2009 8,509.5
4,659.6                   1,947.5                1,556.6                  720.3
435.2
Financial year ended
29,086.9                     16,065.5                   6,545.9                5,066.3               3,055.2                1,398.1
Operating costs, net
June 2009
4,441.7
2,508.3                      905.4                   762.7                   528.2                   312.0
March 2009
4,523.7
2,434.2                       867.7                  762.9                   507.7                  295.9
Financial year ended 17,623.6
9,839.9                   3,530.5                3,083.8                2,037.6               1,188.0
- Operating costs
June 2009
4,491.9
2,508.3                      905.4                    762.7                  528.2                  312.0
March 2009
4,566.5
2,434.2                       867.7                  762.9                   507.7                  295.9
Financial year ended 17,833.9
9,839.9                    3,530.5                3,083.8               2,037.6               1,188.0
- Gold inventory change
June 2009
(50.2)
-                           -                           -                          -                           -
March 2009 (42.8)
-                           -                           -                          -                           -
Financial year ended
(210.3)
-
  -                           -                          -                           -
Operating profit
June 2009
3,337.7
1,617.6                      764.2                    489.2                  271.8
92.4
March 2009 3,985.8 2,225.4
    1,079.8                   793.7                  212.6                  139.3
Financial year ended 11,463.3
6,225.6                    3,015.4               1,982.5                1,017.6
210.1
Amortisation of mining assets
June 2009
1,033.7
572.7                      174.5                   175.7                   124.8
97.7
March 2009
1,103.5
520.8                      167.4                  180.4                      99.6
73.4
Financial year ended 3,996.7
2,036.0                       624.9                   692.7                  435.2                 283.2
Net operating profit
June 2009
2,304.0
1,044.9                       589.7                  313.5                   147.0
(5.3)
March 2009
2,882.3
1,704.6                      912.4                  613.3                    113.0
65.9
Financial year ended 7,466.6
4,189.6                   2,390.5               1,289.8                    582.4
(73.1)
Other (expenses)/income
June 2009
(163.9)
(76.6)                    (26.2)                  (21.9)                   (1.5)                  (27.0)
March 2009 (268.9)
(131.6)                     (49.8)                 (50.3)                    (6.7)                 (24.8)
Financial year ended
(743.9)
(380.8)                   (156.0)               (137.8)                  (24.0)
(63.0)
Profit before taxation
June 2009
2,140.1
968.3                     563.5                   291.6                   145.5                 (32.3)
March 2009 2,613.4
1,573.0                      862.6                  563.0                   106.3
41.1
Financial year ended 6,722.7
3,808.8                   2,234.5               1,152.0                   558.4                (136.1)
Mining and income taxation
June 2009
688.6
277.2                      175.7                    79.0                     34.7                 (12.2)
March 2009 954.8
593.7                     328.4                   206.3                     43.3
15.7
Financial year ended 2,397.8
1,333.2                      779.6                   363.7                   197.1
(7.2)
- Normal taxation
June 2009
378.1
211.8                      144.6                    66.8                       0.4
-
March 2009
513.3
464.4                      282.2                  182.1                       0.1
-
Financial year ended 1,073.2
858.1                      603.2                 254.0                        0.9
-
- Royalties
June 2009
96.3
-                            -                          -                         -                            -
March 2009 97.6
-                            -                          -                         -                            -
Financial year ended
339.5
-                            -                          -                         -                            -
- Deferred taxation
June 2009
214.2
65.4                        31.1                     12.2                   34.3                  (12.2)
March 2009 343.9
129.3                        46.2                     24.2                   43.2                      15.7
Financial year ended 985.1
475.1                      176.4                   109.7                 196.2
(7.2)
Profit before exceptional items
June 2009
1,451.5
691.1                      387.8                  212.6                   110.8                 (20.1)
March 2009 1,658.6
979.3                      534.2                   356.7                    63.0
25.4
Financial year ended 4,324.9 2,475.6
    1,454.9                   788.3                  361.3                (128.9)
Exceptional items
June 2009
(107.6)
(99.4)                    (36.5)                  (23.1)                  (39.8)
-
March 2009
8.7
8.7                        1.2                       7.6                        0.1                    (0.2)
Financial year ended 20.1
29.4                    (33.6)                  (15.5)                  (39.5)                  118.0
Net profit
June 2009
1,343.9
591.7                     351.3                   189.5                     71.0                  (20.1)
March 2009 1,667.3
988.0                     535.4                  364.3                      63.1
25.2
Financial year ended
4,345.0 2,505.0
   1,421.3                   772.8                   321.8                  (10.9)
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
June 2009
1,382.0
620.0                      357.1                  187.1                     95.7                 (19.9)
March 2009 1,658.7
977.4                      532.0                  357.3                     63.0
25.1
Financial year ended 4,399.1 2,435.5
    1,422.7                  763.4                   346.3                  (96.9)
Capital expenditure
June 2009
1,728.3
1,058.9                      311.4                   245.4                   190.7                  311.4
March 2009 1,689.2
889.1                     261.6                   224.3                   138.5                   264.7
Financial year ended 7,556.5 3,642.9
   1,034.4                   958.6                   629.4               1,020.5
Planned for next six months to December 2009 4,228.7
2,469.0                      671.1                   626.2                  310.0                   861.7

GOLD FIELDS RESULTS Q4F2009 I 18
Operating and financial results
SOUTH AFRICAN RAND
International Operations
Total
Ghana
Peru                 Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew
Operating Results
June 2009
9,956                  5,166                       1,304
1,473                  1,785                        228
Ore milled/treated (000 tons) March 2009
10,081                   5,216                       1,334
1,434                  1,820                        277
Financial year ended
39,139                 21,273                       4,991                       4,547                  7,262                    1,066
Yield (grams per ton)
June 2009
1.4                       1.0                           1.3
1.8                       1.9                        6.2
March 2009
1.3                       0.9                           1.2
1.3                      1.9                         5.6
Financial year ended
1.3                       0.9                           1.2
1.5                      1.8                         5.6
Gold produced (kilograms)
June 2009
14,188                    5,122                       1,661
2,610                   3,388                     1,407
March 2009
13,226                    4,733                       1,634
1,911                   3,407                    1,541
Financial year ended
51,399                  19,048                       6,233                      6,822                13,322                     5,974
Gold sold (kilograms)
June 2009
14,282                     5,122                      1,661
2,704                    3,388                    1,407
March 2009
13,347                     4,733                      1,634
2,032                    3,407                    1,541
Financial year ended
51,350                   19,048                       6,233                     6,773                 13,322                     5,974
Gold price received (Rand per kilogram)
June 2009
255,812                  255,291                  255,268
265,385                 249,970                254,016
March 2009
288,447                  286,140                  285,006
288,140                 292,838                 289,877
Financial year ended
253,581                  254,111                  253,923
244,559                 256,080                 256,194
Total cash cost (Rand per kilogram)
June 2009
136,047                   132,390                 168,104                  92,752                 169,097                 110,377
March 2009
158,687                  160,701                  205,263
134,757                 171,911                113,433
Financial year ended
151,549                  150,814                  191,179
106,777                 172,707                116,120
Notional cash expenditure (Rand per kilogram)
June 2009
186,989                  188,247                  191,571
160,766                 211,983                165,458
March 2009
221,715                 248,341                   213,709
243,433                207,220                 153,537
Financial year ended
231,670                 255,066                   215,851
268,382                219,299                159,240
Operating costs (Rand per ton)
June 2009
199                       138                          205
174                      329                       696
March 2009
212                       156                          234
180                     325                        576
Financial year ended
204                       143                          239
171                      317                       632
Financial Results (Rand million)
Revenue
June 2009
3,653.5                   1,307.6                       424.0                     717.6                  846.9                    357.4
March 2009
3,849.9                   1,354.3                       465.7                     585.5                  997.7                    446.7
Financial year ended
13,021.4                   4,840.3                    1,582.7
1,656.4                3,411.5                  1,530.5
Operating costs, net
June 2009
1,933.4                       684.5                       274.5
250.9                   569.2                    154.3
March 2009
2,089.5                       760.6                       313.4
289.0                   556.0                    170.5
Financial year ended
7,783.7                    2,884.0                    1,172.5                    741.7               2,291.4                    694.1
- Operating costs
June 2009
1,983.67                       13.4                        267.6
257.0                    586.9                    158.7
March 2009
2,132.3                       811.2                        311.9
258.3                    591.4                   159.5
Financial year ended
7,994.0                    3,046.5                     1,193.3                   778.7                 2,301.6                  673.9
- Gold inventory change
June 2009
(50.2)                     (28.9)
6.9                    (6.1)                     (17.7)                  (4.4)
March 2009
(42.8)                      (50.6)
1.5                     30.7                     (35.4)                   11.0
Financial year ended
(210.3)                     (162.5)                    (20.8)                  (37.0)                     (10.2)                   20.2
Operating profit
June 2009
1,720.1                        623.1                      149.5
466.7                      277.7                 203.1
March 2009
1,760.4                         593.7                     152.3
296.5                      441.7                 276.2
Financial year ended
5,237.7                     1,956.3                      410.2                    914.7                  1,120.1                  836.4
Amortisation of mining assets
June 2009
461.0                          68.0                       52.0
104.5                           236.5
March 2009
582.7                       166.8                       48.5
124.0 243.4
Financial year ended
1,960.7                        495.3                      169.4
350.7 945.3
Net operating profit
June 2009
1,259.1                         555.1                       97.5
362.2
244.3
March 2009
1,177.7                         426.9                     103.8
172.5 474.5
Financial year ended
3,277.0                      1,461.0                     240.8                   564.0
1,011.2
Other (expenses)/income
June 2009
(87.3)                      (18.0)                     (22.5)
(59.8)
13.0
March 2009
(137.3)                       (15.3)                     (31.7)
(76.9) (13.4)
Financial year ended
(363.1)                     (128.6)                     (87.2)
(160.1) 12.8
Profit before taxation
June 2009
1,171.8                        537.1                        75.0
302.4
257.3
March 2009
1,040.4                        411.6                        72.1                     95.6
461.1
Financial year ended
2,913.9                     1,332.4                      153.6                    403.9
1,024.0
Mining and income taxation
June 2009
411.4                       162.4                        28.8
134.2
86.0
March 2009
361.1                       130.1                        28.6                     37.2
165.2
Financial year ended
1,064.6                         431.7                       72.2
174.9 385.8
- Normal taxation
June 2009
166.3                               -
20.0
80.4                              65.9
March 2009
48.9                               -
7.2 41.7 -
Financial year ended
215.1                               -
27.2
122.0                              65.9
- Royalties
June 2009
96.3                          39.2                        12.7
14.3
30.1
March 2009
97.6                          40.6                       14.0                       6.8
36.2
Financial year ended
339.5                        145.2                       47.5                      23.4
123.4
- Deferred taxation
June 2009
148.8                        123.2                      (3.9)                     39.5
(10.0)
March 2009
214.6                          89.5                         7.4
(11.3)                           129.0
Financial year ended
510.0                        286.5                       (2.5)                    29.5
                         196.5
Profit before exceptional items
June 2009
760.4                        374.7                       46.2
168.2
171.3
March 2009
679.3                        281.5                       43.5                     58.4
295.9
Financial year ended
1,849.3                          900.7                      81.4
229.0 638.2
Exceptional items
June 2009
(8.2)                               -                             -
-                            (8.2)
March 2009
-                              -                             -
- -
Financial year ended
(9.3)                               -                             -
-                             (9.3)
Net profit
June 2009
752.2                        374.7                        46.2
168.2
163.1
March 2009
679.3                        281.5                        43.5                    58.4
295.9
Financial year ended
1,840.0                          900.7                       81.4
229.0 628.9
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
June 2009
762.0                         376.7                        52.0
168.2
165.1
March 2009
681.3                        281.5                         44.7                   58.4
296.7
Financial year ended
1,936.6                         967.0                       108.4
229.0 659.2
Capital expenditure
June 2009
669.4                        250.8                         50.6
162.6                    131.3                      74.1
March 2009
800.1                       364.2                          37.3
206.9                    114.6                      77.1
Financial year ended
3,913.6                     1,812.0                        152.1
1,052.2                    619.9                    277.4
Planned for next six months to December 2009
1,759.7                        695.2                        111.2
385.6                    369.9                    197.8
#   As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

19 I GOLD FIELDS RESULTS Q4F2009
Operating and financial results
UNITED STATES DOLLARS
Total Mine
Operations
South African Operations
Total             Driefontein           Kloof                  Beatrix
South
Deep
Operating Results
June 2009
13,581
3,625                    1,536                     891                    774                      424
Ore milled/treated (000 tons) March 2009 13,278
3,197                    1,537                     689                    629                      342
Financial year ended 52,907
13,768                    6,217                   3,319                 2,991                   1,241
Yield (ounces per ton)
June 2009
0.073
0.146                    0.139                   0.181                 0.133                   0.122
March 2009 0.071
0.162                    0.140                   0.252                 0.127                   0.141
Financial year ended 0.070
0.148                    0.133                   0.194                 0.131                   0.141
Gold produced (000 ounces)
June 2009
984.9
528.8                    213.2                   160.9                  102.9                     51.9
March 2009
942.5
517.2                    215.2                   173.8                    80.0                    48.2
Financial year ended 3,691.2
2,038.7                     829.9                   643.0                  391.1                  174.7
Gold sold (000 ounces)
June 2009
988.0
528.8                    213.2                    160.9                  102.9                    51.9
March 2009 946.4
517.2                    215.2                    173.8                    80.0                   48.2
Financial year ended
3,689.6
2,038.7                     829.9                   643.0                  391.1                  174.7
Gold price received (dollars per ounce)
June 2009
920
912                        915                      909                     909                     910
March 2009 906
907                        911                      902                     906                    909
Financial year ended 875
875                        875                      875                     867                    888
Total cash cost (dollars per ounce)
June 2009
512
527                        470                      528                     574                    669
March 2009 471
449                        384                      419                     606                   585
Financial year ended 516
510                        448                       507                    552                   717
Notional cash expenditure (dollars per ounce)
June 2009
738
788                        667                       732                     817
1,403
March 2009
668
647                       529                       572                     813
1,171
Financial year ended 763
734                      610                        698                      757
1,403
Operating costs (dollars per ton)
June 2009
39
81                         69
100                         80                      86
March 2009
35
77                         57
112                        81                      87
Financial year ended
37
79                         63
103                         76
106
Financial Results ($ million)
Revenue
June 2009
902.2
479.6                    194.1                   145.9                      92.8                   46.7
March 2009 868.5
474.3                    198.8                  159.2                       71.4                  44.9
Financial year ended 3,228.3
1,783.1                     726.5                  562.3                     339.1                155.2
Operating costs, net
June 2009
516.9
291.7                     105.3                    88.9                       61.3                  36.2
March 2009 453.0
242.6                       86.4                    75.9                       50.7                  29.6
Financial year ended 1,956.0
1,092.1                      391.8                 342.3                     226.1                 131.9
- Operating costs
June 2009
522.7
291.7                     105.3                    88.9                       61.3                  36.2
March 2009 457.1
242.6                       86.4                    75.9                       50.7                  29.6
Financial year ended 1,979.3
1,092.1                      391.8                  342.3                    226.1                 131.9
- Gold inventory change
June 2009
(5.8)
-                          -                           -                           -                         -
March 2009 (4.1)
-                          -                           -                           -                         -
Financial year ended (23.3)
-                          -                           -                           -                         -
Operating profit
June 2009
385.3
187.9                       88.9                     57.0                     31.5                    10.5
March 2009 415.5
231.7                     112.4                    83.3                      20.7                    15.3
Financial year ended 1,272.3
691.0                     334.7                  220.0                   112.9                     23.3
Amortisation of mining assets
#
June 2009
120.1
66.2                       20.2                    20.4                      14.4                     11.2
March 2009 111.6
52.4                       16.9                    18.1                        9.9                      7.5
Financial year ended
443.6
226.0                       69.4                    76.9                      48.3                     31.4
Net operating profit
June 2009
265.0
121.7                        68.7                    36.6                      17.1                    (0.7)
March 2009 304.1
179.3                       95.4                     65.3                      10.8                      7.8
Financial year ended 828.7
465.0                     265.3                   143.2                      64.6                    (8.1)
Other (expenses)/income
June 2009
(19.2)
(9.0)                     (3.2)                     (2.6)                    (0.2)                   (3.0)
March 2009 (27.9)
(13.6)                      (5.1)                     (5.2)                    (0.6)                  (2.7)
Financial year ended (82.6)
(42.3)                    (17.3)                   (15.3)                    (2.7)                  (7.0)
Profit before taxation
June 2009
245.8
112.7                       65.5                      34.0                     16.9                  (3.7)
March 2009
276.2
165.7                       90.3                      60.1                     10.2                     5.2
Financial year ended 746.1
422.7                     248.0                    127.9                     62.0                 (15.1)
Mining and income taxation
June 2009
79.5
32.6                       20.5                        9.3                       4.2                  (1.4)
March 2009 100.6
62.7                       34.5                     22.2                        4.2                     1.8
Financial year ended
266.1
148.0                       86.5                     40.4                      21.9                  (0.8)
- Normal taxation
June 2009
43.2
24.7                        16.9                       7.7                       0.1
-
March 2009 55.3
49.9                       30.0                     19.9
- -
Financial year ended 119.1
95.2                       66.9                     28.2                        0.1
-
- Royalties
June 2009
11.2
-                           -                          -                           -                         -
March 2009 9.9
-                           -                          -                           -                         -
Financial year ended 37.7
-                           -                          -                           -                         -
- Deferred taxation
June 2009
25.1
7.9                         3.7                      1.5                        4.1
(1.4)
March 2009
35.4
12.7                         4.6                      2.3                         4.1                    1.8
Financial year ended 109.3
52.7                        19.6                   12.2                        21.8                (0.8)
Profit before exceptional items
June 2009
166.3
80.0                       45.0                     24.7                      12.6                 (2.3)
March 2009 175.6
103.1                       55.8                     37.9                       6.0                    3.4
Financial year ended
480.0
274.8                     161.5                     87.5                      40.1               (14.3)
Exceptional items
June 2009
(11.7)
(10.7)                      (4.0)                    (2.5)                    (4.4)                   0.3
March 2009 0.4
0.4                        0.1                        0.8
- (0.6)
Financial year ended 2.2
3.3                      (3.7)                    (1.7)                     (4.4)                13.1
Net profit
June 2009
154.6
69.3                       40.9                     22.2                       8.2                  (2.1)
March 2009 176.0
103.4                       55.9                     38.7                      6.0                    2.8
Financial year ended 482.2
278.0                     157.7                     85.8                     35.7                 (1.2)
Net profit excluding gains and losses on
June 2009
158.9
72.1                       41.6                      21.8                    11.1                 (2.3)
foreign exchange, financial instruments March 2009
174.6
102.7                        55.5                    38.0                       6.0                   3.2
and exceptional items
Financial year ended 488.2
270.3                      157.9                     84.7                     38.4               (10.8)
Capital expenditure
June 2009
202.3
122.2                        35.9                     28.5                     21.9                 35.9
March 2009 164.8
89.1                       26.4                     22.2                      13.7                 26.8
Financial year ended
838.7
404.3                     114.8                   106.4                      69.9               113.3
Planned for next six months to December 2009 528.6
308.6                       83.9                      78.3                     38.8
107.7
Average exchange rates were US$1 = R8.56 and US$1 = R9.93 for the June 2009 and March 2009 quarters respectively. The Australian dollar exchange rates were A$1 = R6.46 and A$1 =
R6.59 for the June 2009 and March 2009 quarters respectively.

GOLD FIELDS RESULTS Q4F2009 I 20
Operating and financial results
UNITED STATES DOLLARS
International Operations
Australian Dollars
Total
Ghana
Peru
Australia
#
Australia
#
Tarkwa
Damang
Cerro
Corona
St Ives
Agnew
St Ives
Agnew
Operating Results
June 2009
9,956              5,166                 1,304                 1,473                  1,785
228
1,785
228
Ore milled/treated (000 tons)
March 2009
10,081              5,216                  1,334                1,434                  1,820
277
1,820
277
Financial year ended
39,139
21,273                 4,991                4,547                  7,262                     1,066
7,262                   1,066
Yield (ounces per ton)
June 2009
0.046               0.032                 0.041                0.057                   0.061                    0.198
  0.061                  0.198
March 2009
0.042               0.029                 0.039               0.043                   0.060                    0.179
                   0.060                  0.179
Financial year ended
0.042               0.029                 0.040                0.048                  0.059                    0.180
0.059                   0.180
Gold produced(000 ounces)
June 2009
456.2
164.7                  53.4                   83.9                  108.9                       45.2
108.9                     45.2
March 2009
425.2
152.2                  52.5                   61.4                  109.5                      49.5
                  109.5                     49.5
Financial year ended
1,652.5                612.4                200.4                 219.3                  428.3                    192.1
428.3                   192.1
Gold sold (000 ounces)
June 2009
459.2
164.7                  53.4                    86.9                 108.9                      45.2
108.9                     45.2
March 2009
429.1
152.2                  52.5                   65.3                  109.5                      49.5
                  109.5                     49.5
Financial year ended
1,650.9                612.4                200.4                 217.8                  428.3                     192.1
428.3                  192.1
Gold price received
June 2009
930                   928                   928                   964                      908                       923
1,213                   1,232
(dollars per ounce)
March 2009
903                   896                   893                   903                      917                       908
                   1,382                  1,368
Financial year ended
875                   877                   877                   844                      884                       884
1,194                   1,195
Total cash cost
June 2009
494                   481                   611                    337                     614                       401
814                     531
(dollars per ounce)
March 2009
497                   503                   643                   422                       538                      355
                      811                     535
Financial year ended
523                   521                  660                    369                       596                      401
805                     541
Notional cash expenditure
June 2009
679                   684                   696                   584                       770                      601
1,021                       797
(dollars per ounce)
March 2009
694                   778                   669                   762                       649                      481
                     978                      725
Financial year ended
800                   881                   745                   926                       757                      550
1,023                      743
Operating costs
June 2009
23                     16                     24                     20                        38                        81
51                      108
(dollars per ton)
March 2009
21                     16                     24                     18                        33                        58
                        49                        87
Financial year ended
23                     16                     27                     19                        35                        70
48                        95
Financial Results ($ million)
Revenue
June 2009
422.4
151.5                   49.2                   81.3                     98.7                     41.8
131.6                      55.6
March 2009
394.3
137.6                   47.6                   62.3                   101.5                     45.3
                  150.2                      67.3
Financial year ended
1,445.2                537.2                  175.7                183.8                   378.6                   169.9
                  511.5                    229.5
Operating costs, net
June 2009
225.3                  80.0                    32.1                  28.8                     66.4                     18.1
88.3                     24.1
March 2009
210.3                  76.2                    31.5                  30.6                     55.1                     16.9
                     84.2                     25.8
Financial year ended
863.9                320.1                   130.1                 82.3                   254.3
77.0
                   343.5                   104.1
- Operating costs
June 2009
231.1                  83.4                     31.3                  29.5                     68.3                    18.6
91.0                      24.7
March 2009
214.4                  81.3                    31.2                   26.9                     59.2                    15.7
                     89.4                     24.2
Financial year ended
887.2                338.1                   132.4                  86.4                   255.4
74.8
                    345.1                   101.0
- Gold inventory change
June 2009
(5.9)
(3.5)                       0.7                 (0.7)                    (1.9)                   (0.5)
(2.7)                    (0.6)
March 2009
(4.1)
(5.1)                       0.3                   3.6                     (4.1)                     1.2
                     (5.1)                       1.6
Financial year ended
(23.3)
(18.0)                    (2.3)                 (4.1)                    (1.1)                     2.2
                     (1.5)
3.0
Operating profit
June 2009
197.2                  71.6                    17.1                   52.5                     32.3                    23.7
43.2                      31.5
March 2009
184.0                  61.4                    16.1                   31.7                     46.4                    28.4
                     66.0                     41.5
Financial year ended
581.3                217.1                    45.5                 101.5                   124.3
92.8
                   167.9                    125.4
Amortisation of mining assets
#
June 2009
53.9                    8.3                      6.0                   12.1
27.5
36.7
March 2009
59.2                 17.0                       4.9                   12.9
24.4
36.8
Financial year ended
217.6                 55.0                     18.8                   38.9
104.9
141.7
Net operating profit
June 2009
143.3                 63.3                     11.1                   40.4
28.6
38.1
March 2009
124.8                  44.4                    11.2                   18.8
50.4
70.7
Financial year ended
363.7
162.2                     26.7                  62.6
112.2
151.6
Other (expenses)/income
June 2009
(10.1)                (2.2)                   (2.6)                  (6.8)
1.5
1.9
March 2009
(14.4)                (1.3)                   (3.3)                  (8.3)
(1.5)
(1.9)
Financial year ended
(40.3)              (14.3)                   (9.7)                (17.8)
1.4
1.9
Profit before taxation
June 2009
133.2                 61.1                      8.5                   33.6
30.0
40.0
March 2009
110.4                 43.1                      7.9                   10.4
49.0
68.8
Financial year ended
323.4
147.9                    17.0                  44.8
113.7
153.5
Mining and income taxation
June 2009
46.9                  18.5                      3.2                  15.1
10.1
13.4
March 2009
37.9
13.5                      3.0                    4.0
17.4
24.7
Financial year ended
118.2                  47.9                      8.0                  19.4
42.8
57.8
- Normal taxation
June 2009
18.5                       -                       2.2                   9.1
7.3
9.8
March 2009
5.4                       -                      0.9                    4.5
-
-
Financial year ended
23.9                       -
3.0
13.5
7.3
9.9
- Royalties
June 2009
11.2                     4.5                     1.5                    1.6
3.5
4.6
March 2009
9.9                    4.2                     1.3                     0.7
3.7
5.5
Financial year ended
37.7
16.1                      5.3                     2.6
13.7
18.5
- Deferred taxation
June 2009
17.2                  14.0                   (0.4)                     4.4
(0.7)
(1.1)
March 2009
22.6                    9.4                      0.8                   (1.3)
13.7
19.2
Financial year ended
56.6                  31.8                    (0.3)                    3.3
21.8
29.5
Profit before exceptional items
June 2009
86.3                  42.6                      5.2                   18.5
19.9
26.6
March 2009
72.5
29.6                      4.9                     6.5
31.6
44.1
Financial year ended
205.2               100.0
9.0                    25.4
70.8
95.7
Exceptional items
June 2009
(1.0)                      -                         -                          -                        (1.0)                                                        (1.2)
March 2009
0.1                      -                         -                          -                           0.1
-
Financial year ended
(0.1)                      -                         -                          -                         (1.0)                                                        (1.4)
Net profit
June 2009
85.3                    42.6                   5.2                     18.5
19.0
25.4
March 2009
72.6
  29.6                    4.9                      6.5
31.6
44.1
Financial year ended
204.2                  100.0
9.0                     25.4
69.8
94.3
Net profit excluding gains and losses on
June 2009
86.8                    42.6                   5.9                     18.7
19.3
25.6
foreign exchange, financial instruments
March 2009
71.9
29.2                     4.8                       6.4
31.4
44.3
and exceptional items
Financial year ended
217.9
107.3                   12.0                     25.4
73.2
98.8
Capital expenditure
June 2009
80.1                  30.6                     5.8                     19.6                 15.5
8.6
20.6                         11.5
March 2009
75.7                  34.1                     3.8                     19.4                 10.7
7.8
                17.5                         11.6
Financial year ended
434.4
201.1                    16.9
   116.8                 68.8                      30.8
                 92.9                        41.6
Planned for next six months to December 2009
220.0                  86.9                    13.9                    48.2                 46.2                       24.7
                 57.8                        30.9
# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

21 I GOLD FIELDS RESULTS Q4F2009
Underground and surface
South African rand and metric units
Operating Results
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof        Beatrix
South
Deep
#
Total
Ghana                   Peru
Australia
Tarkwa     Damang
Cerro
Corona
St Ives
Agnew
Ore milled / treated (000 ton)
- underground
June 2009
3,054
2,519
794
638
774
313
535
-               -                   -
326
209
March 2009
2,889
2,357
868
543
629
317
532
-               -                   -
322
210
Financial year ended
11,541
9,564
3,137
2,398
2,991
1,038
1,977
-               -                   -
1,222
755
- surface
June 2009
10,527
1,106
742
253
-
111
9,421
5,166          1,304           1,473
1,459
19
March 2009
10,389
840
669
146
-
25
9,549
5,216          1,334           1,434
1,498
67
Financial year ended
41,366
4,204
3,080
921
-
203
37,162
21,273           4,991          4,547
6,040
311
- total
June 2009
13,581
3,625
1,536
891
774
424
9,956
5,166           1,304          1,473
1,785
228
March 2009
13,278
3,197
1,537
689
629
342
10,081
5,216           1,334          1,434
1,820
277
Financial year ended
52,907
13,768
6,217
3,319
2,991
1,241
39,139
21,273           4,991           4,547
7,262
1,066
Yield (grams per ton)
- underground
June 2009
6.0
6.1
7.6
7.4
4.1
6.7
5.4
-                -                   -
4.5
6.7
March 2009
6.4
6.6
7.1
9.8
4.0
5.7
5.5
-                -                   -
4.5
7.1
Financial year ended
6.2
6.3
7.5
8.1
4.1
6.1
5.7
-                -                   -
4.6
7.4
- surface
June 2009
1.2
0.9
0.8
1.0
-
0.9
1.2
1.0              1.3               1.8
1.3
0.6
March 2009
1.1
0.8
0.8
0.6
-
1.2
1.1
0.9             1.2                1.3
1.3
0.8
Financial year ended
1.0
0.7
0.7
0.7
-
1.3
1.1
0.9             1.2                1.5
1.3
1.2
- combined
June 2009
2.3
4.5
4.3
5.6
4.1
3.8
1.4
1.0              1.3                1.8
1.9
6.2
March 2009
2.2
5.0
4.4
7.8
4.0
4.4
1.3
0.9              1.2                1.3
1.9
5.6
Financial year ended
2.2
4.6
4.2
6.0
4.1
4.4
1.3
0.9              1.2                1.5
1.8
5.6
Gold produced (kilograms)
- underground
June 2009
18,345
15,478
6,015
4,753
3,199
1,511
2,867
-                 -                   -
1,471
1,396
March 2009
18,388
15,456
6,179
5,317
2,489
1,471
2,932
-                 -                   -
1,446
1,486
Financial year ended
71,547
60,316
23,658
19,316
12,164
5,178
11,231
-                 -                   -
5,639
5,592
- surface
June 2009
12,290
969
615
251
-
103
11,321
5,122            1,661           2,610
1,917
11
March 2009
10,926
632
514
89
-
29
10,294
4,733            1,634           1,911
1,961
55
Financial year ended
43,262
3,094
2,156
682
-
256
40,168
19,048            6,233           6,822
7,683
382
- total
June 2009
30,635
16,447
6,630
5,004
3,199
1,614
14,188
5,122            1,661           2,610
3,388
1,407
March 2009
29,314
16,088
6,693
5,406
2,489
1,500
13,226
4,733            1,634          1,911
3,407
1,541
Financial year ended
114,809
63,410
25,814
19,998
12,164
5,434
51,399
19,048           6,233           6,822
13,322
5,974
Operating costs (Rand per ton)
- underground
June 2009
930
963
1,059
1,178
682
979
773
-                 -                   -
791
744
March 2009
950
1,000
928
1,380
807
929
728
-                 -                   -
773
660
Financial year ended
959
993
1,044
1,254
681
1,134
796
-                 -                   -
805
780
- surface
June 2009
157
74
87
45
-
51
167
138              205              174
225
163
March 2009
175
92
93
92
-
56
183
156              234              180
229
310
Financial year ended
164
82
83
84
-
53
173
143              239              171
218
273
- total
June 2009
331
692
589
856
682
736
199
138              205              174
329
696
March 2009
344
761
565
1,107
807
865
212
156              234              180
325
576
Financial year ended
337
715
568
929
681
957
204
143              239              171
317
632
# June quarter includes 87,000 tons (March quarter 62,000 tons and F2009 194,000 tons) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.
Capital Expenditure
Total Mine
Operations
South African Operations
International Operations
Total
Driefontein
Kloof        Beatrix
South
Deep
Total
Ghana                    Peru
Australia
Tarkwa      Damang
Cerro
Corona
St Ives
Agnew
Figures are Rand million
Sustaining
June 2009
1,287.9
721.2
285.1
245.4
190.7
-
566.7
250.8             41.8
162.6
67.4
44.1
capital
March 2009
1,333.3
599.8
237.0
224.3
138.5
-
733.5
364.2             30.0
206.9
83.1
49.3
Financial year ended
5,017.4                   2,551.1
963.1
958.6
629.4
-
2,466.3
1,208.7           124.9           513.5
443.7
175.5
Project capital
June 2009
311.4
311.4
-
-
-
311.4
-
-
-
-
-
-
March 2009
264.7
264.7
-
-
-
264.7
-
-
-
-
-
-
Financial year ended
2,162.5                   1,020.5
-
-
-
1,020.5
1,142.0
603.3 -
538.7
-
-
Uranium capital
June 2009
26.3
26.3
26.3
-
-
-
-
-
-
-
-
-
March 2009
24.6
24.6
24.6
-
-
-
-
-
-
-
-
-
Financial year ended
71.3
71.3
71.3
-
-
-
-
-
-
-
-
-
Brownfields June
2009
102.7
-
-
-
-
-
102.7
-               8.8                  -
63.9
30.0
exploration
March 2009
66.6
-
-
-
-
-
66.6
-               7.3                  -
31.5
27.8
Financial year ended
305.3
-
-
-
-
-
305.3
-             27.2
-
176.2
101.9
Total capital June
2009
1,728.3                   1,058.9
311.4
245.4
190.7
311.4
669.4
  250.8             50.6
162.6
131.3
74.1
expenditure
March 2009
1,689.2
889.1
261.6
224.3
138.5
264.7
800.1
     364         .2 37.3
206.9
114.6
77.1
Financial year ended
7,556.5
3,642.9
1,034.4
958.6
629.4
1,020.5
3,913.6
 1,812.0            152.1
1,052.2
619.9
277.4

GOLD FIELDS RESULTS Q4F2009 I 22
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
June 2009 quarter
March 2009 quarter
F2009
Reef
Carbon
Leader
#
Main
#
VCR
Carbon
Leader
Main          VCR
Carbon
Leader
Main             VCR
Advanced                      (m)
3,955
1,145
1,687
3,414            1,041        1,535
10,260          4,033             5,781
Advanced on reef (m)
907
332
158
640               311           136             2,128          1,472                520
Sampled                        (m)
951
252
132
480               315           102             1,926          1,239                375
Channel width (cm)
76
104
85
61                 71            29                  62              63                 58
Average value - (g/t)
16.7
5.0
12.7
19.1                6.1           6.0
20.2             7.7
12.7
- (cm.g/t)
1,264
519
1,089
1,159                429          176
1
1,248 481 738
Kloof
June 2009 quarter
March 2009 quarter
F2009
Reef
Kloof
Main
VCR            Kloof           Main             VCR
Kloof           Main            VCR
Advanced                      (m)
44
1,150
4,549
21             693
3,773            399
3,514 18,925
Advanced on reef (m)
42
159
713
9             127               574             212               838
2,678
Sampled (m)
30
207
513
9             147               528             207               876
2,296
Channel width (cm)
158
130
129
91             127               129             180               117             127
Average value - (g/t)
11.6
7.6
17.9
1.5             7.3              15.0              4.7                6.6            17.7
- (cm.g/t)
1,828
985
2,320
133             934
1,937            854                780
2,241
Beatrix
June 2009 quarter
March 2009 quarter
F2009
Reef
Beatrix
Kalkoenkrans                Beatrix
Kalkoenkrans                Beatrix
Kalkoenkrans
Advanced                      (m)
6,263
1,802
5,312                     1,939
24,553                     8,077
Advanced on reef (m)
1,169
316
1,600                        165
5,816                       862
Sampled                        (m)
1,566
300
1,752                        168
6,111                       780
Channel width (cm)
111
100
100                        128                       103                       138
Average value - (g/t)
7.5
26.7
7.0                       16.7                       7.3                      18.8
- (cm.g/t)
838
2,665
693                      2,139                       755                    2,593
South Deep
June 2009 quarter
March 2009 quarter
F2009
Reef
Elsburgs
2,3
Elsburgs
2,3
Elsburgs
2,3
Advanced                      (m)
2,091
1,592                                                    7,152
Advanced on reef (m)
905
855                                                    4,262
Average value - (g/t)
6.9
6.4                                                       5.9
#
The Carbon Leader development is currently traversing lower grade areas at 1 shaft and 5 shaft. In addition, ore reserve development in the Main reef is done primarily as secondary prospecting at 8 shaft.
1)
Less development at the higher grade 1, 4 and 5 shafts as a result of the secondary support initiative, with some prospecting in a lower grade VCR zone at 2 shaft.
2) Trackless development in the Elsburg reefs is evaluated by means of the block model.
3) Full channel width not fully exposed in development, hence not reported.

23 I GOLD FIELDS RESULTS Q4F2009
Administration and corporate information
Corporate Secretary
Cain Farrel
Tel: (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel: (+508) 358 0188
Mobile: (+857) 241 7127
e-mail: wjacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel: (+27)(11) 562 9706
Mobile: (+27)(0) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za
Media Enquiries
Julian Gwillim
Mobile: (+27)(0) 82 452 4389
e-mail: julian.gwillim@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 370 5271
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 08716640300 [from UK calls]
(+44)(20) 8639 3399 [from outside UK]
Fax: (+44)(20) 8658 3430
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward Looking Statements

Certain statements in this document constitute “forward
looking statements” within the meaning of Section 27A
of the US Securities Act of 1933 and Section 21E of
the US Securities Exchange Act of 1934.

Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results, performance
or achievements expressed or implied by such forward
looking statements. Such risks, uncertainties and other
important factors include among others: economic,
business and political conditions in South Africa,
Ghana, Australia, Peru and elsewhere; the ability to
achieve anticipated efficiencies and other cost savings
in connection with past and future acquisitions,
exploration and development activities; decreases in
the market price of gold or copper; hazards associated
with underground and surface gold mining; labour
disruptions; availability terms and deployment of capital
or credit; changes in government regulations,
particularly environmental regulations; and new
legislation affecting mining and mineral rights; changes
in exchange rates; currency devaluations; inflation and
other macro-economic factors, industrial action,
temporary stoppages of mines for safety reasons; and
the impact of the AIDS crisis in South Africa. These
forward looking statements speak only as of the date of
this document.

The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or circumstances
after the date of this document or to reflect the
occurrence of unanticipated events.
Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829
Secretaries Offices
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989
American Depository Receipts
Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
A J Wright (Chairman) °
N J Holland * (Chief Executive Officer)
K Ansah
#
°
CA Carolus °
R Dañino **°
J G Hopwood °
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
* British
#
Ghanaian Non-independent Director
** Peruvian ° Independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 6 August 2009
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs